UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2016

Commission File Number: 001-31994

Semiconductor Manufacturing International
Corporation

(Translation of registrant’s name into English)

18 Zhangjiang Road

Pudong New Area, Shanghai 201203

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F   ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐ Yes   ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

CONTENTS

2	Additional Information
3	Corporate Information
4	Letter to Shareholders
6	Management’s Discussion and Analysis of Financial Condition and Results of Operations
16	Corporate Governance Report
26	Other Information
34	Condensed Consolidated Statements of Profit or Loss and Other Comprehensive Income
35	Condensed Consolidated Statements of Financial Position
36	Condensed Consolidated Statements of Changes in Equity
37	Condensed Consolidated Statements of Cash Flows
38	Notes to the Condensed Consolidated Financial Statements

CAUTIONARY STATEMENT FOR PURPOSES OF THE “SAFE HARBOR” PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This interim report contains, in addition to historical information, “forward-looking statements” within the meaning of the“safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on SMIC’s current assumptions, expectations and projections about future events. SMIC uses words like “believe,”“anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions to identify forward looking statements, although not all forward-looking statements contain these words. These forward-looking statements are necessarily estimates reflecting the best judgment of SMIC’s senior management and involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements including, among others, risks associated with cyclicality and market conditions in the semiconductor industry, intense competition, timely wafer acceptance by SMIC’s customers, timely introduction of new technologies, SMIC’s ability to ramp new products into volume, supply and demand for semiconductor foundry services, industry overcapacity, shortages in equipment, components and raw materials, availability of manufacturing capacity, financial stability in end markets and intensive intellectual property litigation in high tech industry.

In addition to the information contained in this interim report, you should also consider the information contained in our other filings with the SEC, including our annual report on Form 20-F filed with the SEC on April 25, 2016, especially in the “Risk Factors” section and such other documents that we may file with the SEC or SEHK from time to time, including on Form 6-K. Other unknown or unpredictable factors also could have material adverse effects on our future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this interim report may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated or, if no date is stated, as of the date of this interim report.

Except as required by law, SMIC undertakes no obligation and does not intend to update any forward-looking statement, whether as a result of new information, future events or otherwise.

ABOUT NON-GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“NON-GAAP”) FINANCIAL MEASURE

This report includes EBITDA margin, which is a non-GAAP financial measure. Such non-GAAP financial measure is not calculated or presented in accordance with, and are not alternatives or substitutes for financial measures prepared in accordance with IFRS, and should be read only in conjunction with the Group’s financial measures prepared in accordance with IFRS. The Group’s non-GAAP financial measures may be different from similarly-titled non-GAAP financial measures used by other companies. The presentation of non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS.

SMIC believes that use of these non-GAAP financial measures facilitates investors’ and management’s comparisons to SMIC’s historical performance. The Group’s management regularly uses these non-GAAP financial measures to understand, manage and evaluate the Group’s business and make financial and operational decisions.

For more information and reconciliations of the non-GAAP financial measure to its most directly comparable GAAP financial measure, please see the disclosure on pages 14 to 15.

SMIC 2016 INTERIM REPORT	1

ADDITIONAL INFORMATION

References in this interim report to:

•	“2016 AGM” are to the Company’s annual general meeting held on June 24, 2016;

•	“Board” are to the board of directors of the Company;

•	“China” or the “PRC” are to the People’s Republic of China, excluding for the purpose of this interim report, Hong Kong, Macau and Taiwan;

•	“Company” or “SMIC” are to Semiconductor Manufacturing International Corporation;

•	“EUR” are to Euros;

•	“Group” are to the Company and its subsidiaries;

•	“HK$” are to Hong Kong dollars;

•	“Hong Kong Stock Exchange Listing Rules” are to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended from time to time;

•	“IFRS” are to International Financial Reporting Standards as issued by the International Accounting Standards Board;

•	“JPY” are to Japanese Yen;

•	“NYSE” or “New York Stock Exchange” are to the New York Stock Exchange, Inc.;

•	“Ordinary Share(s)” are to the ordinary share(s) of US$0.0004 each in the share capital of the Company;

•	“RMB” are to Renminbi;

•	“SEC” are to the U.S. Securities and Exchange Commission;

•	“SEHK”, “HKSE” or “Hong Kong Stock Exchange” are to The Stock Exchange of Hong Kong Limited;

•	“US$” or “USD” are to U.S. dollars; and

•	“U.S. GAAP” are to the generally accepted accounting principles in the United States.

All references in this interim report to silicon wafer quantities are to 8-inch wafer equivalents, unless otherwise specified. Conversion of quantities of 12-inch wafers to 8-inch wafer equivalents is achieved by multiplying the number of 12-inch wafers by 2.25. When we refer to the capacity of wafer fabrication facilities, we are referring to the installed capacity based on specifications established by the manufacturers of the equipment used in those facilities. References to key process technology nodes, such as 0.35 micron, 0.25 micron, 0.18 micron, 0.15 micron, 0.13 micron, 90 nanometer, 65 nanometer, 45 nanometer and 28 nanometer include the stated resolution of the process technology, as well as intermediate resolutions down to but not including the next key process technology node of finer resolution. For example, when we state “0.25 micron process technology,” that also includes 0.22 micron, 0.21 micron, 0.20 micron and 0.19 micron technologies and “0.18 micron process technology” also includes 0.17 micron and 0.16 micron technologies. The financial information presented in this interim report has been prepared in accordance with IFRS.

2	SMIC 2016 INTERIM REPORT

CORPORATE INFORMATION

Registered name	Semiconductor Manufacturing International Corporation (the “Company” or “SMIC”)

Chinese name	中芯國際集成電路製造有限公司*

Registered office	PO Box 309
Ugland House
Grand Cayman
KY1-1104 Cayman Islands

Head office and place of business in PRC	18 Zhangjiang Road
Pudong New Area
Shanghai 201203 PRC

Place of business in Hong Kong	Suite 3003
30th Floor
No. 9 Queen’s Road Central
Hong Kong

Website	http://www.smics.com

Company secretary	Gareth Kung

Authorized representatives	Zhou Zixue
Gareth Kung

Places of listing	The Stock Exchange of Hong Kong Limited (“HKSE”)
New York Stock Exchange (“NYSE”)

Stock code	981 (HKSE)
SMI (NYSE)

* For identification purposes only

SMIC 2016 INTERIM REPORT	3

LETTER TO SHAREHOLDERS

DEAR SHAREHOLDERS,

We are pleased to announce that SMIC recorded historical highs in both revenue and net profit attributable to owners of the Company for the first half of this year. The Company recorded total revenue of approximately US$1.32 billion for the first half of this year, representing an increase of 25.4% YOY. We target that the growth rate of our revenues this year will reach over 25%, substantially higher than the forecast industry average single-digit 2016 annual growth rate. As of the end of the second quarter of this year, we achieved our sixth quarter of consecutive revenue growth and expect that our revenues will continue to grow by 8–11% for the third quarter of the year. We recorded net profit attributable to owners of the Company of over US$159 million for the first half of this year, representing an increase of approximately 20.3% as compared to the corresponding period of last year. Revenue from PRC-based customers continued to experience significant growth for the first half of this year, achieving an increase of 26.9% as compared to the corresponding period last year and representing 49.7% of total revenue. Revenue from our Eurasia region also experienced phenomenal growth of 93.5% and its contribution to total revenue increased from 14.5% for the first half of last year to 22.4%. We maintained significant growth in our revenue from 40/45nm process during the first half of the year, recording a growth of 72.3% as compared to the corresponding period last year. As we have sustained full utilizations, we plan to expand the capacity of our two 12-inch fabs in Beijing, the 12-inch fab in Shanghai and our 8-inch fab in Shenzhen to meet the strong demand from our customers. With the expansion of our capacity and continuous innovation, we are confident that we are able to further increase our market share, enhance our position in the industry and benefit from continuous increase in our economies of scale.

With regard to advanced process technology, SMIC announced in February this year that a 28nm high-k/metal gate (HKMG) product had been successfully taped out, verified, and was ready for mass production. The 28nm SoC chips designed by Leadcore Technology were manufactured based on our platform and have been successfully used in smartphones. We shall also continue to develop and improve the 28nm technology platform so as to provide customers with more selections of enhanced manufacturing processes.

With the evolution of technology, customers are insisting on a one-stop service for manufacturing and packaging. Therefore, the cooperation between manufacturing and packaging is becoming increasingly important. Siltech Shanghai has announced its intention to acquire JCET’s new shares for approximately US$400 million, along with the previous ownership of Changjiang Xinke (which acquired STATS ChipPAC Limited), purchased for US$100 million and converted to JCET’s shares. Upon relevant government’s approval, we (through Siltech Shanghai) will own 14.26% shares of JCET, becoming their largest shareholder. SMIC and JCET’s further cooperation is expected to complement each other’s strengths and create a more comprehensive industry ecosystem. Together, we can shorten time-to-market for customers’ products. This joint effort holds significance to the many PRC domestic fabless companies and overseas customers who target China as their prime market.

We made a great stride forward in globalizing our operation through the Company’s June announcement of our proposed acquisition of 70% equity interest in LFoundry, an Italian speciality IC foundry, for a consideration of EUR49 million. This transaction closed in July. This also represented the first time a PRC IC foundry has successfully acquired a production base outside China. As LFoundry is a leading foundry for auto CMOS image sensors globally, SMIC expects to, by virtue of this acquisition, successfully gain a foothold in the global automotive electronics market and occupy certain market shares. The acquisition is expected to improve the Company’s 8-inch fab capacity and expand the overall technology portfolio, and may also achieve synergies in terms of technology, products, talents and market penetration.

4	SMIC 2016 INTERIM REPORT

The Company is also actively diversifying its financing channels this year. In June, SMIC successfully completed the issuance of its first tranche of Panda Bonds in the PRC domestic interbank market and raised proceeds of RMB2.1 billion, making SMIC the first non-financial institution to complete the issuance of short-term commercial paper and medium-term notes of Panda Bonds in the inter-bank market concurrently. SMIC also completed the issuance of zero coupon and zero yield six-year convertible bonds at a 34% premium conversion price (including the right to redemption by the issuer in the fourth year), which successfully raised proceeds of US$450 million.

It is the third year in which we have sponsored the “SMIC Liver Transplant Program for Children”. The Company announced in May that it had donated RMB2.55 million to China Soong Ching Ling Foundation for the project. Up to this date, the Company has donated over RMB10 million to this program and 137 afflicted children have successfully received treatment and are able to enjoy their new lives.

In the future, SMIC will continue to focus on enhancing its competitive strength and expanding its corporate scale in order to further enhance the Company’s position in the global semiconductor industry chain. We are excited and encouraged by the results that SMIC has achieved for the first half of 2016 and continue to target high growth rate going forward. We continue to be committed to diligently and carefully execute our business plan for the best interests of our shareholders. We would like to again express our sincere gratitude to all of our shareholders, customers, suppliers, and employees for their continued care and support of SMIC’s development.

Zhou Zixue	Tzu-Yin Chiu
Chairman of the Board and Executive Director	Chief Executive Officer and Executive Director

Shanghai, China
August 31, 2016

SMIC 2016 INTERIM REPORT	5

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Board of Directors (the “Board”) of Semiconductor Manufacturing International Corporation (the “Company” or “SMIC”) would like to announce the unaudited interim results of operations of the Company and its subsidiaries (hereinafter collectively referred to as the “Group”) for the six months ended June 30, 2016, and would like to express its gratitude to the shareholders and its staff for their support for the Group.

SALES

Sales increased by 25.4% from US$1,056.4 million for the six months ended June 30, 2015 to US$1,324.5 million for the six months ended June 30, 2016, primarily due to an increase in wafer shipments during this period. The number of wafer shipments increased by 26.6% from 1,423,861 8-inch wafer equivalents for the six months ended June 30, 2015 to 1,803,170 8-inch wafer equivalents for the six months ended June 30, 2016.

COST OF SALES AND GROSS PROFIT

Cost of sales increased by 30.5% from US$730.1 million for the six months ended June 30, 2015 to US$953.0 million for the six months ended June 30, 2016, primarily due to an increase in wafer shipment during this period and increased manufacturing costs as the majority-owned fab in Beijing entered into mass production in December 2015.

The Group had a gross profit of US$371.6 million for the six months ended June 30, 2016 compared to a gross profit of US$326.3 million for the six months ended June 30, 2015, representing an increase of 13.9%. Gross margin decreased to 28.1% for the six months ended June 30, 2016 from 30.9% for the six months ended June 30, 2015. The decrease in gross margin was primarily due to increased manufacturing costs from the majority-owned fab in Beijing which entered into mass production in December 2015.

PROFIT FOR THE PERIOD FROM OPERATIONS

Profit from operations increased from US$106.2 million for the six months ended June 30, 2015 to US$181.6 million for the six months ended June 30, 2016 primarily due to the combined effect of 1) an increase in wafer shipment, 2) a decrease in accrued employee bonus and 3) higher gain realized from the partial disposal of the living quarters in Beijing in the first half of 2016 partially offset by an increase in R&D activities.

Research and development expenses increased by 8.6% from US$108.7 million for the six months ended June 30, 2015 to US$118.0 million for the six months ended June 30, 2016. The increase was mainly due to an increase in R&D activities.

General and administrative expenses decreased by 35.5% from US$94.5 million for the six months ended June 30, 2015 to US$61.0 million for the six months ended June 30, 2016. The decrease was primarily due to 1) a decrease in accrued employee bonus and 2) a decrease in the pre-operating related expenses in the first half of 2016, as compared to the first half of 2015, after the majority-owned fab in Beijing entered into mass production in December 2015.

Sales and marketing expenses decreased by 2.3% from US$18.4 million for the six months ended June 30, 2015 to US$17.9 million for the six months ended June 30, 2016.

Other operating income were US$1.4 million and US$6.9 million for the six months ended June 30, 2015 and 2016, respectively, and the increase was due to the gains arising from the partial disposal of the Group’s living quarters recorded in the first half of 2016.

6	SMIC 2016 INTERIM REPORT

As a result, the Group’s profit from operations increased to US$181.6 million for the six months ended June 30, 2016 from US$106.2 million for the six months ended June 30, 2015.

PROFIT FOR THE PERIOD

Due to the factors described above, the Group had a profit of US$146.3 million for the six months ended June 30, 2016 compared to US$123.3 million for the six months ended June 30, 2015.

FUNDING SOURCES FOR MATERIAL CAPITAL EXPENDITURE IN THE COMING YEAR

In 2016, the Group plans to spend approximately US$2.5 billion in capital expenditures for foundry operations, which are subject to adjustment based on market conditions. The capital expenditures are mainly for 1) the expansion of capacity in our majority-owned 12-inch fab in Beijing, 12-inch fab in Shanghai, 8-inch fab in Shenzhen and a new majority-owned 12-inch joint venture fab for bumping services in Jiangyin, 2) a new majority-owned joint venture company, which will focus on research and development on 14nm logic technology, and 3) research and development equipment, mask shops and intellectual property acquisition.

In addition, the Group budgeted approximately US$50 million in 2016 as capital expenditures for non-foundry operations. This is mainly for the construction of living quarters for employees as part of the Group’s employee retention program.

The Group’s actual expenditures may differ from its planned expenditures for a variety of reasons, including changes in its business plan, process technology, market conditions, equipment prices, and customer requirements. The Group will monitor the global economy, the semiconductor industry, the demands of its customers, and its cash flow from operations and will adjust its capital expenditures plans as necessary.

The primary sources of capital resources and liquidity include cash generated from operations, bank borrowings and debt or equity issuances and other forms of financing. Future acquisitions, mergers, strategic investments, or other developments also may require additional financing. The amount of capital required to meet the Group’s growth and development targets is difficult to predict in the highly cyclical and rapidly changing semiconductor industry.

LIQUIDITY AND CAPITAL RESOURCES

For the six months ended June 30, 2016, the Group incurred capital expenditures of US$1,543.2 million compared to US$513.0 million for the six months ended June 30, 2015. The Group financed its capital expenditures primarily from cash flows generated from operating and financing activities.

The Group had US$1,586.7 million in cash and cash equivalents as of June 30, 2016. These cash and cash equivalents are held in the form of United States Dollars, Japanese Yen, Euro, and Chinese Renminbi. The net cash from operating activities increased by 28.8% from US$288.9 million for the six months ended June 30, 2015 to US$372.2 million for the six months ended June 30, 2016.

Net cash used in investing activities was US$1,627.3 million for the six months ended June 30, 2016, primarily attributable to 1) purchases of plant and equipment for the fabs in Shanghai, Beijing, Shenzhen and Jiangyin, 2) the net result of proceeds from selling and payments for acquiring financial assets and 3) payments for acquiring long-term investments. Net cash used in investing activities was US$319.3 million for the six months ended June 30, 2015, primarily attributable to 1) purchases of plant and equipment for the fabs in Shanghai and Beijing, 2) the net result of proceeds from selling and payments for acquiring financial assets and 3) payments for acquiring long-term investment.

SMIC 2016 INTERIM REPORT	7

Net cash generated from financing activities was US$1,844.6 million for the six months ended June 30, 2016, which was primarily 1) the net result of proceeds from new financing and repayments of bank borrowings, 2) net proceeds from the issuance of medium-term and short-term notes and 3) capital contribution from China Integrated Circuit Industry Investment Fund Co., Ltd. (“China IC Fund”) into the registered capital of Semiconductor Manufacturing North China (Beijing) Corporation (“SMNC”) in the first half of 2016. Net cash generated from financing activities was US$193.6 million for the six months ended June 30, 2015, which was primarily 1) the net result of proceeds from new bank borrowings and repayments of bank borrowings and

2) net proceeds from the issuance of new Ordinary Shares in the first half of 2015.

As of June 30, 2016, the Group’s outstanding long-term liabilities primarily consisted of US$558.6 million in secured bank loans, US$765.2 million in unsecured bank loans, US$399.4 million in convertible bonds, US$494.0 million in USD bond, US$224.0 million in medium-term notes and US$90.5 million in short-term notes. Of which, US$61.3 million was classified as the current portion of long-term loans.

2013 USD Loan (SMIC Shanghai)

In August 2013, Semiconductor Manufacturing International (Shanghai) Corporation (“SMIS” or “SMIC Shanghai”) entered into a loan facility in the aggregate principal amount of US$470 million with a syndicate of financial institutions based in the PRC. This seven-year bank facility was used to finance the planned expansion for SMIS’ 12-inch fab. The facility is secured by the manufacturing equipment located in the SMIS’ 12-inch fab. As of June 30, 2016, SMIS had drawn down US$260 million and repaid US$249.2 million on this loan facility. The outstanding balance of US$10.8 million is repayable from February 2018 to August 2018. The interest rate on this loan facility ranges from 5.03% to 5.37% in 2016. SMIS was in compliance with the related financial covenants as of June 30, 2016.

2015 USD Loan (SMIC Shanghai)

In April 2015, SMIS entered into a loan facility in the aggregate principal amount of US$66.1 million with US Export-Import Bank. This five-year bank facility was used to finance the planned expansion for SMIS’ 12- inch fab. The facility is secured by the manufacturing equipment located in the SMIS’ 12-inch fab. As of June 30, 2016, SMIS had drawn down US$66.1 million and repaid US$19.9 million on this loan facility. The outstanding balance of US$46.2 million is repayable from June 2016 to December 2019. The interest rate on this loan facility ranges from 1.21% to 1.75% in 2016. SMIS was in compliance with the related financial covenants as of June 30, 2016.

2015 RMB Loan I (SMIC Shanghai)

In December 2015, SMIS entered into a loan facility in the aggregate principal amount of RMB1,000 million with China Development Bank, which is guaranteed by SMIC. This fifteen-year bank facility is used for future capacity expansion. As of June 30, 2016, SMIS had drawn down RMB1,000 million (approximately US$150.8 million) on this loan facility. The outstanding balance is repayable from November 2021 to November 2030. The interest rate on this loan facility is 1.20% in 2016.

8	SMIC 2016 INTERIM REPORT

2015 RMB Loan II (SMIC Shanghai)

In December 2015, SMIS entered into a loan facility in the aggregate principal amount of RMB475 million with China Development Bank, which is guaranteed by SMIC. This ten-year bank facility is used to expand the capacity of SMIS’ 12-inch fab. As of June 30, 2016, SMIS had drawn down RMB475 million (approximately US$71.6 million) on this loan facility. The outstanding balance is repayable from December 2018 to December 2025. The interest rate on this loan facility is 1.20% in 2016.

2015 EXIM RMB Loan (SMIC Shanghai)

In December 2015, SMIS entered into a loan facility in the aggregate principal amount of RMB500 million with The Export-Import Bank of China, which is unsecured. This three-year bank facility was used for working capital purposes. As of June 30, 2016, SMIS had drawn down RMB500 million (approximately US$75.4 million) on this loan facility. The outstanding balance is repayable in December 2018. The interest rate on this loan facility is 2.65% in 2016.

2014 EXIM RMB Loan (SMIC Beijing)

In December 2014, Semiconductor Manufacturing International (Beijing) Corporation (“SMIB” or “SMIC Beijing”) entered into an RMB Loan, a two-year working capital loan facility in the principal amount of RMB240 million with The Export-Import Bank of China, which is unsecured. This two-year bank facility was used for working capital purposes. As of June 30, 2016, SMIB had drawn down RMB240 million (approximately US$36.2 million) on this loan facility. The principal amount is repayable in December 2016. The interest rate on this loan facility is 2.65% in 2016.

2016 EXIM RMB Loan (SMIC Beijing)

In January 2016, SMIB entered into a new loan facility in the aggregate principal amount of RMB400 million with The Export-Import Bank of China, which is unsecured. This three-year bank facility was used for working capital purposes. As of June 30, 2016, SMIB had drawn down RMB400 million (approximately US$60.3 million) on this loan facility. The outstanding balance is repayable in January 2019. The interest rate on this loan facility is 2.65% in 2016.

2016 EXIM RMB Loan (SMIC)

In May 2016, SMIC entered into a new loan facility in the aggregate principal amount of RMB500 million with The Export-Import Bank of China, which is unsecured. This three-year bank facility was used for working capital purposes. As of June 30, 2016, SMIC had drawn down RMB500 million (approximately US$75.4 million) on this loan facility. The outstanding balance is repayable in May 2019. The interest rate on this loan facility is 2.75% in 2016.

2015 CDB RMB Loan I (SMIC Beijing)

In December 2015, SMIB entered into an RMB Loan, a fifteen-year working capital loan facility in the principal amount of RMB195 million with China Development Bank, which is unsecured. As of June 30, 2016, SMIB had drawn down RMB195 million (approximately US$29.4 million) on this loan facility. The principal amount is repayable from December 2017 to December 2030. The interest rate on this loan facility is 1.20% in 2016.

SMIC 2016 INTERIM REPORT	9

2016 CDB RMB Loan II (SMIC Beijing)

In May 2016, SMIB entered into a new RMB Loan, a fifteen-year working capital loan facility in the principal amount of RMB1,460 million with China Development Bank, which is unsecured. As of June 30, 2016, SMIB had drawn down RMB1,460 million (approximately US$220.1 million) on this loan facility. The principal amount is repayable from June 2018 to May 2031. The interest rate on this loan facility is 1.20% in 2016.

2015 RMB Entrust Loan (SJ Jiangyin)

In July 2015, SJ Semiconductor (Jiangyin) Corporation (“SJ Jiangyin”) entered into an RMB Loan of zero-interest rate, a five-year working capital loan facility in the principal amount of RMB93 million with Jiangyin Science and Technology New City Investment Management Company Ltd, which is unsecured. As of June 30, 2016, SJ Jiangyin had drawn down RMB93 million (approximately US$14.0 million) on this loan facility. The principal amount is repayable in July 2020.

2015 CDB USD Loan (SJ Jiangyin)

In September 2015, SJ Jiangyin entered into a USD Loan, a seven-year working capital loan facility in the principal amount of US$44.5 million with China Development Bank. This bank facility was used to expand the capacity of SJ Jiangyin’s 12-inch bumping fab. The facility is guaranteed by SMIB. As of June 30, 2016, SJ Jiangyin had drawn down US$20 million and repaid US$18 million on this loan facility. The outstanding amount of US$2 million is repayable from September 2017 to September 2022. The interest rate on this loan facility ranges from 4.20% to 4.23% in 2016.

Sales and Leaseback Borrowings

The three financing arrangements of sales and leaseback borrowings amounted to US$501.6 million were entered into by the Group with third-party financing companies in the form of a sale and leaseback transaction with a repurchase option. The subject sold and leased back under the financing arrangement is a batch of production equipment of the Group. As the repurchase prices are set at below US$1.00 which are minimal compared to the expected fair value and the Group is certain that it will exercise the repurchase options, the above financing arrangements have been accounted for as collateralized borrowings of the Group.

Short-term Credit Agreements

As of June 30, 2016, the Group had 32 short-term credit agreements that provided total credit facilities of up to US$1,790.6 million on a revolving basis. As of June 30, 2016, the Group had drawn down US$30.0 million under these credit agreements. The outstanding borrowings under these credit agreements are unsecured. The interest rate ranges from 0.98% to 2.92% in 2016.

In May 2012, SMIS entered into a four-year strategic framework credit facility in the aggregate amount of RMB5 billion with China Development Bank. The 2013 USD Loan (SMIC Shanghai) constituted part of this strategic framework credit facility.

10	SMIC 2016 INTERIM REPORT

DISPOSAL OF 19.61% EQUITY INTEREST IN CHANGJIANG XINKE BY SILTECH SHANGHAI TO JCET AND ISSUE OF SHARES TO SILTECH SHANGHAI BY JCET AND PRIVATE PLACEMENT OF SHARES TO SILTECH SHANGHAI BY JCET

On April 27, 2016, SilTech Semiconductor (Shanghai) Corporation Limited (“SilTech Shanghai”) and Jiangsu Changjiang Electronics Technology Co., Ltd (“JCET”) entered into a disposal agreement, pursuant to which SilTech Shanghai agreed to sell its 19.61% equity interest in Suzhou Changjiang Electric Xinke Investment Co., Ltd. (“Changjiang Xinke”) to JCET in consideration of RMB664 million, which will be satisfied by JCET’s issue of 43,229,166 shares of JCET to SilTech Shanghai at RMB15.36 per share. On the same day, SilTech Shanghai and JCET entered into a subscription agreement, pursuant to which SilTech Shanghai agreed to subscribe for and JCET agreed to issue 150,681,044 shares of JCET in consideration of an aggregate subscription price of RMB2,655 million in cash. This transaction has not completed at the date of this report and is waiting for the approval from the China Securities Regulatory Commission.

ACQUISITION OF 70% OF THE CORPORATE CAPITAL OF LFOUNDRY S.R.L.

On June 24, 2016, the Company, LFoundry Europe GmbH (“LFoundry Europe”) and Marsica Innovation S.p.A (“Marsica”) entered into a sale and purchase agreement pursuant to which LFoundry Europe and Marsica agreed to sell and the Company agreed to purchase 70% of the corporate capital of LFoundry S.r.l. for an aggregate cash consideration of EUR49 million subject to adjustment. The acquisition was not completed as of June 30, 2016.

CAPITAL CONTRIBUTION FROM CHINA IC FUND INTO THE CAPITAL OF SMNC

On May 10, 2016, the Company, SMIC Beijing, China IC Fund, Beijing Semiconductor Manufacturing and Equipment Equity Investment Centre (Limited Partnership) (“Beijing Semi Fund”), Beijing Industrial Developing Investment Management Co., Ltd. (“IDIMC”) and Zhongguancun Development Group (“ZDG”) have agreed to amend the previous joint venture agreement through an amended joint venture agreement, pursuant to which: (i) the Company and SMIC Beijing’s outstanding aggregate capital contribution obligations as contained in the previous joint venture agreement will decrease from US$804.38 million to US$708.38 million, and their aggregate shareholding in SMNC, will decrease from 55% to 51%; and (ii) China IC Fund has agreed to make cash contribution of US$636 million into the registered capital of SMNC. The parties’ performance of their capital contribution obligations will lead to an increase in the registered capital of SMNC from US$1.2 billion to US$2.4 billion. The capital contribution from China IC Fund was completed in June 2016.

COMMITMENTS

As of June 30, 2016, the Group had commitments of US$192.7 million for facilities construction obligations in connection with the Group’s Shanghai, Beijing, Tianjin, Shenzhen and Jiangyin facilities, US$773.0 million to purchase machinery and equipment mainly for the Shanghai, Beijing, Tianjin, Shenzhen and Jiangyin fabs and US$7.3 million to purchase intellectual property.

DEBT TO EQUITY RATIO

As of June 30, 2016, the Group’s debt to equity ratio was approximately 50.9%, which was calculated by dividing the sum of the short-term and long-term borrowings, short-term and medium-term notes, convertible bonds and corporate bonds by total shareholders’ equity and the net debt to equity ratio was approximately 12.9%, which was calculated by dividing the total debt minus cash and cash equivalents and other financial assets by total shareholders’ equity.

SMIC 2016 INTERIM REPORT	11

FOREIGN EXCHANGE RATE FLUCTUATION RISK

The Group’s revenue, expenses, and capital expenditures are primarily transacted in U.S. dollars. The Group also enters into transactions in other currencies. The Group is primarily exposed to changes in exchange rates for the Euro, Japanese Yen, and RMB.

To minimize these risks, the Group purchases foreign-currency forward exchange contracts with contract terms normally lasting less than twelve months to protect against the adverse effect that exchange rate fluctuations may have on foreign-currency denominated activities. These forward exchange contracts are principally denominated in RMB, Japanese Yen or Euros and do not qualify for hedge accounting in accordance with IFRS.

CROSS CURRENCY SWAP FLUCTUATION RISK

As of June 30, 2016, the Company had long-term loan facility agreements as well as medium-term and short- term notes in the aggregate principal amount of RMB4,300 million. The Company was primarily exposed to changes in the exchange rate for the RMB.

To minimize the currency risk, the Company entered into cross currency swap contracts with a contract term fully matching the repayment schedule of the whole part of this RMB long-term loan to protect against the adverse effect of exchange rate fluctuations arising from some of the RMB denominated loans. The cross currency swap contracts did not qualify for hedge accounting in accordance with IFRS.

Outstanding Foreign Exchange Contracts

As of June 30, 2016, the Group had no outstanding foreign currency forward exchange contracts.

As of December 31, 2015, the Group had outstanding foreign currency forward exchange contract with notional amounts of US$42.9 million, which matured in January 2016. As of December 31, 2015, the fair value of foreign currency forward exchange contracts was approximately US$0.17 million, which was recorded in other current assets.

The Group did not enter into foreign currency exchange contracts for speculative purposes.

	As of June 30, 2016		As of December 31, 2015
	(in US$ thousands)		(in US$ thousands)
	Notional value	Fair Value	Notional value	Fair Value
Forward Exchange Agreement
(Receive Eur/Pay US$)
Contract Amount	—	—	42,872	172
Total Contract Amount	—	—	42,872	172

12	SMIC 2016 INTERIM REPORT

Outstanding Cross Currency Swap Contracts

As of June 30, 2016, the Company had outstanding cross currency swap contracts with notional amounts of US$648.3 million. Notional amounts are stated in the U.S. dollar equivalents at spot exchange rates as of the respective dates. As of June 30, 2016, the fair value of cross currency swap contracts was approximately 0.1 million recorded as other financial assets and a liability of US$18.2 million, which was recorded in other financial liabilities. The cross currency swap contracts will mature in the period from 2018 to 2021.

As of December 31, 2015, the Company had outstanding cross currency swap contracts with notional amounts of US$74.0 million and the fair value of cross currency swap contracts was approximately a liability of US$1.5 million. The cross currency swap contracts will mature in 2018.

	As of		As of
	June 30, 2016		December 31, 2015
	(in US$ thousands)		(in US$ thousands)
	Notional	Fair	Notional	Fair
	value	Value	value	Value

Cross Currency Swap Contracts
(Receive RMB/Pay US$)
Contract Amount	648,332	(18,091)	73,966	(1,459)
Total Contract Amount	648,332	(18,091)	73,966	(1,459)

EMPLOYEES EQUITY INCENTIVE PLAN

Save as disclosed in this interim report, there is no material change to the information disclosed in the 2015 annual report of the Group in relation to the number and remuneration of employees, remuneration policies, bonus and share option schemes of employees.

ISSUANCE OF EQUITY SECURITIES UNDER GENERAL MANDATE

Issue of US$450 million zero coupon zero yield convertible bonds due 2022

On June 7, 2016, the Company entered into a subscription agreement with J.P. Morgan Securities Plc (the “Manager”), pursuant to which the Manager agreed to subscribe and pay for, or to procure subscribers to subscribe and pay for the zero coupon bonds (the “2016 Convertible Bonds”) to be issued by the Company in an aggregate principal amount of US$450 million. The issue price of the 2016 Convertible Bonds was 100% of the aggregate principal amount. Assuming full conversion of the 2016 Convertible Bonds at the initial conversion price of HK$0.9250 per Ordinary Share, the 2016 convertible bonds will be convertible into 3,778,881,081 Ordinary Shares which will be allotted and issued pursuant to the 2015 general mandate and will rank pari passu in all respects with the Ordinary Shares then in issue on the relevant conversion date. The issuance of the 2016 Convertible Bonds was completed on July 7, 2016.

ISSUANCE OF OTHER SECURITIES

Issue of short term and medium term notes

The Company issued medium-term notes of RMB1,500 million and short-term notes of RMB600 million through National Association of Financial Market Institutional Investors (“NAFMII”) during the first half of 2016. The medium-term notes carry a coupon interest rate of 3.35% with note interest payable annually on June 8, 2017, June 8, 2018 and June 10, 2019 and the short-term notes carry a coupon interest rate of 2.99% with note interest payable annually on June 7, 2017. As at the issue date, the net book value of the liabilities of medium-term notes amounted to RMB1,485 million and the book value of the liabilities of short-term notes amounted to RMB600 million.

SMIC 2016 INTERIM REPORT	13

Based on the issuance quota approved by NAFMII on April 11, 2016, the Company plans to issue the rest quota of the medium-term notes and short-term notes within 2 years.

PROSPECTS AND FUTURE PLANS

In the first half of 2016, the Group achieved its historical high revenue of US$1.32 billion, an increase of 25.4% compared to the first half of 2015. With high utilizations in Q1 and Q2 of 99% and 98%, the Group targets high utilizations in the second half given their current demand situation. The Group expects third quarter revenue to increase by 8% to 11% quarter over quarter and targets to grow mid to high 20’s percent annually in 2016 compared to 2015, which includes the growth from acquiring LFoundry Europe. SMIC’s EBITDA margin* was around 35% in 2015; the Group targets EBITDA margin to increase for the full year of 2016 compared to 2015.

With regard to SMIC’s future plans for capacity, the Group continues to expand its 8-inch and 12-inch capacities to address the great demand. The Group’s planned consolidated capital expenditures are around US$2.5 billion for 2016. Shanghai 12-inch fab has already reached its target 20,000 12-inch wafers per month. The Beijing JV fab hit 15,000 12-inch wafers per month at the end of the first half of 2016 and is targeted to reach 18,000 by year-end. The Group’s fully-owned Beijing 12-inch fab is targeted to grow to 45,000 12-inch wafers per month capacity by year-end from the reported 37,000 at the end of the first half of 2016. Meanwhile, Shenzhen had reached 26,000 8-inch wafers per month capacity in the first half of 2016 and is targeted to be 31,000 by year-end. SMIC completed the acquisition of majority ownership of LFoundry Europe in Q3 of 2016; subsequently, the Group will consolidate LFoundry’s 40,000 8-inch wafers per month capacity.

The Group targets to grow at a 20% compound annual growth rate over the next 3–4 years and continues to focus on delivering sustainable profitable growth and building value for all stakeholders.

*	EBITDA margin is defined as profit for the period excluding the impact of the finance cost, depreciation and amortization, and income tax expense divided by revenue. SMIC uses EBITDA margin as a measure of operating performance; for planning purposes, including the preparation of the Group’s annual operating budget; to allocate resources to enhance the financial performance of the Group’s business; to evaluate the effectiveness of the Group’s business strategies; and in communications with SMIC’s board of directors concerning the Group’s financial performance. Although EBITDA is widely used by investors to measure a company’s operating performance without regard to items, such as net finance cost, income tax benefit and expense and depreciation and amortization that can vary substantially from company to company depending upon their respective financing structures and accounting policies, the book values of their assets, their capital structures and the methods by which their assets were acquired, EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of the Group’s results of operations as reported under IFRS. Some of these limitations are: it does not reflect the Group’s capital expenditures or future requirements for capital expenditures or other contractual commitments; it does not reflect changes in, or cash requirements for, the Group’s working capital needs; it does not reflect finance cost; it does not reflect cash requirements for income taxes; that, although depreciation and amortization are non-cash charges, the assets being depreciated or amortized will often have to be replaced in the future, and these measures do not reflect any cash requirements for these replacements; and that other companies in SMIC’s industry may calculate these measures differently than SMIC does, limiting their usefulness as comparative measures.

14	SMIC 2016 INTERIM REPORT

The following table sets forth the reconciliation of EBITDA and EBITDA margin to their most directly comparable financial measures presented in accordance with IFRS, for the periods indicated.

	For the six months ended
	June 30, 2016	June 30, 2015
	USD’000	USD’000
Profit for the period	146,253	123,271
Finance costs	12,548	7,426
Depreciation and amortization	328,592	250,372
Income tax expense	1,035	978
EBITDA	488,428	382,047
EBITDA margin	36.9%	36.2%

SMIC 2016 INTERIM REPORT	15

CORPORATE GOVERNANCE REPORT

The Company is committed to remaining an exemplary corporate citizen and maintaining a high standard of corporate governance in order to protect the interests of its shareholders.

CORPORATE GOVERNANCE PRACTICES

The Corporate Governance Code (the “CG Code”) as set out in Appendix 14 to the Hong Kong Stock Exchange Listing Rules contains code provisions (the “Code Provisions”) which an issuer, such as the Company, is expected to comply with or advise as to reasons for deviations from and recommends best practices which an issuer is encouraged to implement (the “Recommended Practices”). The Company has adopted a set of Corporate Governance Policy (the “CG Policy”) since January 25, 2005 as its own code of corporate governance, which is amended from time to time to comply with the CG Code. The CG Policy, a copy of which can be obtained on the Company’s website at www.smics.com under “Investor Relations > Corporate Governance > Policy and Procedures”, substantially incorporates the Code Provisions and the Recommended Practices of the CG Code. The Company will seek to comply with the Code Provisions of the CG Code whenever practicable. In addition, the Company has adopted or put in place various policies, procedures, and practices in compliance with the provisions of the CG Policy.

During the six months ended June 30, 2016, the Company was in compliance with all the Code Provisions set out in the CG Code except as explained below:

Code Provision A.6.7 of the CG Code requires that independent non-executive directors and other nonexecutive directors should attend general meetings and develop a balanced understanding of the views of shareholders. Mr. Zhou Jie, a non-executive Director; Mr. Ren Kai, a non-executive director; Mr. Lu Jun, a non-executive Director; Mr. Sean Maloney, an independent non-executive Director and Ms. Carmen I-Hua Chang, an independent non-executive Director, were not able to attend the 2016 AGM and the extraordinary general meeting of the Company held on June 24, 2016 due to their other commitments.

Save as the aforesaid and in the opinion of the Directors, the Company has complied with all other Code Provisions set out in the CG Code during the six months ended June 30, 2016.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS OF LISTED ISSUERS

The Company has adopted an Insider Trading Compliance Program (the “Insider Trading Policy”) which encompasses the requirements of the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Hong Kong Stock Exchange Listing Rules (the “Model Code”). The Company, having made specific enquiry of all Directors, confirms that all Directors have complied with the Insider Trading Policy and the Model Code throughout the six months ended June 30, 2016. The senior management of the Company as well as all officers, directors, and employees of the Company and its subsidiaries are also required to comply with the provisions of the Insider Trading Policy.

16	SMIC 2016 INTERIM REPORT

THE BOARD

The Board has a duty to the Company’s shareholders to direct and oversee the affairs of the Company in order to maximize shareholder value. The Board, acting by itself and through its various committees, actively participates in and is responsible for the determination of the overall strategy of the Company, the establishment and monitoring of the achievement of corporate goals and objectives, the oversight of the Company’s financial performance and the preparation of the accounts, the establishment of corporate governance practices and policies, and the review of the Company’s system of internal controls. The management of the Company is responsible for the implementation of the overall strategy of the Company and its daily operations and administration. The Board has access to the senior management of the Company to discuss enquiries on management information.

The Board consists of eleven Directors and one alternate Director as at the date of this interim report. Directors may be elected to hold office until the expiration of their respective term upon a resolution passed at a duly convened shareholders’ meeting by holders of a majority of the Company’s issued shares being entitled to vote in person or by proxy at such meeting. The Board is divided into three classes with one class of Directors eligible for re-election at each annual general meeting of the Company. Each class of Directors (including all non-executive Directors) serves a term of three years.

The following table sets forth the names, classes and categories of the Directors as at the date of this interim report:

Name of Director	Category of Director	Class of Director	Year of Re-election
Zhou Zixue	Chairman, Executive Director	Class I	2017
Tzu-Yin Chiu	Chief Executive Officer, Executive Director	Class I	2017
Gao Yonggang	Chief Financial Officer, Executive Director	Class I	2017
William Tudor Brown	Independent Non-executive Director	Class I	2017
Chen Shanzhi (Alternative Director: Li Yonghua)	Non-executive Director	Class II	2018
Lip-Bu Tan	Independent Non-executive Director	Class II	2018
Carmen I-Hua Chang	Independent Non-executive Director	Class II	2018
Lu Jun	Non-executive Director	Class II	2018
Zhou Jie	Non-executive Director	Class III	2019
Sean Maloney	Independent Non-executive Director	Class III	2019
Ren Kai	Non-executive Director	Class III	2019

As of the date of this interim report, the roles of Chairman and Chief Executive Officer are segregated and such roles are performed by Dr. Zhou Zixue and Dr. Tzu-Yin Chiu, respectively.

SMIC 2016 INTERIM REPORT	17

On an annual basis, each independent non-executive Director confirms his/her independence to the Company, and the Company considers these Directors to be independent as such term is defined in the Hong Kong Stock Exchange Listing Rules. There are no relationships among members of the Board, including between the Chairman of the Board and the Chief Executive Officer.

The Board meets at least four times a year at approximately quarterly intervals and on such other occasions as may be required to discuss and vote upon significant issues affecting the Company. The schedule of Board meetings for a given year is planned in the preceding year. The Company Secretary assists the Chairman in preparing the agenda for the Board meetings and also assists the Board in complying with applicable laws, rules and regulations. The relevant papers for the Board meetings are dispatched to Board members in accordance with the CG Code. Directors may include matters for discussion in the agenda if the need arises. Upon the conclusion of the Board meeting, minutes are circulated to all Directors for their review and comments prior to their approval of the minutes at the following or subsequent Board meeting. Transactions in which any Directors are considered to have a conflict of interest which the Board has determined to be material are dealt with by physical Board meetings rather than written resolutions and the interested Directors are not counted in the quorum of such Board meetings and abstain from voting on the relevant matters.

All Directors have access to the Company Secretary, who is responsible for assisting the Board in complying with applicable procedures regarding compliance matters. Every Board member is entitled to have access to documents tabled at the Board meeting or filed into the Company’s minutes book. Furthermore, the Board has established the procedures pursuant to which a Director, upon reasonable request, may seek independent professional advice at the Company’s expense in order for such Director to discharge his/her duties. The Company Secretary continuously updates all Directors on the latest development of the Hong Kong Stock Exchange Listing Rules and other applicable regulatory requirements to ensure the Company’s compliance with and maintenance of good corporate governance practices. Each new Director is provided with training with respect to his/her responsibilities under the Hong Kong Stock Exchange Listing Rules and other regulatory requirements and the Company’s corporate governance policies and practices.

18	SMIC 2016 INTERIM REPORT

Board Diversity Policy

The Board has adopted a Board Diversity Policy since August 8, 2013 to comply with Code Provision A.5.6 of the CG Code on board diversity which has become effective from September 1, 2013. The Nomination Committee of the Board will give consideration to that policy when identifying suitably qualified candidates to become members of the Board. Nonetheless, Board appointments will always be made on merit against objective criteria, taking into account factors based on the Company’s business model and specific needs from time to time, as well as the benefits of diversity on the Board, and the Board reviews the Board Diversity Policy on a regular basis to ensure its effectiveness.

Procedure regarding the Appointment of Directors

The standard procedure regarding the appointment of Directors, which was adopted by the Board on September 22, 2005, sets forth the process by which individuals are appointed as members of the Board. Under the policy, the Board will consider, among other factors, (i) the skills, qualifications and experience of the nominee, including other directorships held in listed public companies in the last three years and other major appointments; (ii) the nominee’s shareholding in the Company; (iii) the independence of the nominee under New York Stock Exchange and/or Hong Kong Stock Exchange listing rules; and (iv) the impact with respect to the Company’s status as a “foreign private issuer” under the United States securities laws. The Board then decides whether to appoint such nominee to fill a casual vacancy on the Board or to add the nominee to the existing Directors and to appoint such nominee into one of the three classes of Directors as stipulated in the Articles of Association of the Company.

BOARD COMMITTEES

The Board has established the following principal committees to assist it in performing its functions. Each of these committees consists of a majority of independent non-executive Directors who have been invited to serve as members. The committees are governed by their respective charters setting out clear terms of reference. The updated charters of the Board committees are available on the websites of the Company and the Hong Kong Stock Exchange.

Audit Committee

As of the date of this interim report, the Company’s Audit Committee (the “Audit Committee”) consisted of three members, namely Mr. Lip-Bu Tan (chairman of Audit Committee), Mr. Zhou Jie and Mr. William Tudor Brown. None of the members of the Audit Committee has been an executive officer or employee of the Company or any of its subsidiaries. In addition to acting as an Audit Committee member, Mr. William Tudor Brown currently also serves on the audit committee of Lenovo Group Limited, shares of which are listed on the Hong Kong Stock Exchange. In general and in accordance with section 303A.07(a) of the Listed Company Manual of the New York Stock Exchange, the Board considered and determined that such simultaneous service would not impair the ability of Mr. William Tudor Brown to effectively serve on the Company’s Audit Committee.

SMIC 2016 INTERIM REPORT	19

The responsibilities of the Audit Committee include, among other things:

•	making recommendations to the Board concerning the appointment, reappointment, retention, evaluation, oversight and termination of the work of the Company’s independent auditor;

•	reviewing the experience, qualifications and performance of the senior members of the independent auditor team;

•	pre-approving all non-audit services to be provided by the Company’s independent auditor;

•	approving the remuneration and terms of engagement of the Company’s independent auditor;

•	reviewing reports from the Company’s independent auditor regarding the independent auditor’s internal quality-control procedures; and any material issues raised in the most recent internal or peer review of such procedures, or in any inquiry, review or investigation by governmental, professional or other regulatory authority, respecting independent audits conducted by the independent auditor, and any steps taken to deal with these issues; and (to assess the independent auditor’s independence) all relationships between the Company and the independent auditor;

•	pre-approving the hiring of any employee or former employee of the Company’s independent auditor who was a member of the audit team during the preceding three years and the hiring of any employee or former employee of the independent auditor for senior positions regardless of whether that person was a member of the Company’s audit team;

•	reviewing the Company’s annual, interim and quarterly financial statements, earnings releases, critical accounting policies and practices used to prepare financial statements, alternative treatments of financial information, the effectiveness of the Company’s disclosure controls and procedures and important trends and developments in financial reporting practices and requirements;

•	reviewing the scope, planning and staffing of internal audits, the organization, responsibilities, plans, results, budget and staffing of the Company’s Internal Audit Department (as defined and discussed below), the quality, adequacy and effectiveness of the Company’s risk management and internal control systems (including financial, operational and compliances controls) and any significant deficiencies or material weaknesses in the design or operation of risk management and internal control systems;

•	considering the adequacy of resources, staff qualifications and experience, training programs and budget of the Company’s accounting and financial reporting function;

•	reviewing the Company’s risk assessment and management policies;

•	reviewing any legal matters that may have a material impact and the adequacy and effectiveness of the Company’s legal and regulatory compliance procedures;

•	establishing procedures for the treatment of complaints received by the Company regarding financial reporting, risk management, internal control or possible improprieties in other matters; and

•	obtaining and reviewing reports from management, the Company’s internal auditor and the Company’s independent auditor regarding compliance with applicable legal and regulatory requirements.

20	SMIC 2016 INTERIM REPORT

The Audit Committee reports its work, findings and recommendations to the Board regularly.

The Audit Committee meets at least four times a year on a quarterly basis and on such other occasions as may be required to discuss and vote upon significant issues. The meeting schedule for a given year is planned in the preceding year. The Company Secretary assists the chairman of the Audit Committee in preparing the agenda for meetings and also assists the Audit Committee in complying with the relevant rules and regulations. The relevant papers for the Audit Committee meetings are dispatched to the Audit Committee in accordance with the CG Code. Members of the Audit Committee may include matters for discussion in the agenda if the need arises. Within reasonable time after an Audit Committee meeting is held, minutes are circulated to the members of the Audit Committee for their comment and review prior to their approval of the minutes at the following or a subsequent Audit Committee meeting.

At each quarterly Audit Committee meeting, the Audit Committee reviews with the Chief Financial Officer and the Company’s independent auditor the financial statements for the financial period and the financial and accounting principles, policies and controls of the Company and its subsidiaries. In particular, the Committee discusses (i) the changes in accounting policies and practices, if any; (ii) the going concern assumptions; (iii) compliance with accounting standards and applicable rules and other legal requirements in relation to financial reporting; and (iv) the internal controls of the Company and the accounting and financial reporting systems. Upon the recommendation of the Audit Committee, the Board approves the financial statements.

Compensation Committee

As of the date of this interim report, the members of the Company’s Compensation Committee (the “Compensation Committee”) were Mr. Lip-Bu Tan (chairman of Compensation Committee), Mr. Sean Maloney and Mr. Zhou Jie. None of these members of the Compensation Committee has been an executive officer or employee of the Company or any of its subsidiaries.

The responsibilities of the Compensation Committee include, among other things:

•	approving and overseeing the total compensation package for the Company’s executive officers and any other officer, evaluating the performance of and determining and approving the compensation to be paid to the Company’s Chief Executive Officer and reviewing the results of the Chief Executive Officer’s evaluation of the performance of the Company’s other executive officers;

•	determining the compensation packages of executive Directors and making recommendations to the Board with respect to non-executive Directors’ compensation, including equity-based compensation;

•	administering and periodically reviewing and making recommendations to the Board regarding the long- term incentive compensation or equity plans made available to the Directors, employees and consultants;

•	reviewing and making recommendations to the Board regarding executive compensation philosophy, strategy and principles and reviewing new and existing employment, consulting, retirement and severance agreements proposed for the Company’s executive officers; and

•	ensuring appropriate oversight of the Company’s human resources policies and reviewing strategies established to fulfill the Company’s ethical, legal, and human resources responsibilities.

SMIC 2016 INTERIM REPORT	21

The Compensation Committee reports its work, findings and recommendations to the Board periodically but no fewer than four times per year.

The Compensation Committee meets at least on a quarterly basis and on such other occasions as may be required to discuss and vote upon significant issues affecting the compensation policy of the Company. The meeting schedule for a given year is planned in the preceding year. The Company Secretary assists the chairman in complying with the relevant rules and regulations. The relevant papers for the Compensation Committee meeting are dispatched to Compensation Committee members in accordance with the CG Code. Members of the Compensation Committee may include matters for discussion in the agenda if the need arises. Within reasonable time after a Compensation Committee meeting is held, minutes are circulated to the members of the Compensation Committee for their comment and review prior to their approval of the minutes at the following or a subsequent Compensation Committee meeting.

Nomination Committee

As of the date of this interim report, the Company’s Nomination Committee (the “Nomination Committee”) comprised Dr. Zhou Zixue (chairman of Nomination Committee), Mr. Lip-Bu Tan, Mr. Lu Jun, Mr. William Tudor Brown and Ms. Carmen I-Hua Chang.

The responsibilities of the Nomination Committee include:

•	reviewing the structure, size and composition (including the skills, knowledge and experience) of the Board at least annually and making recommendations on any proposed changes to the Board to complement the Company’s corporate strategy;

•	monitoring the implementation of Board Diversity Policy (including any measurable objectives and the progress in achieving those objectives), and ensuring that appropriate disclosures are made regarding board diversity in the Corporate Governance Report set out in the Company’s Annual Report;

•	identifying individuals suitably qualified to become Board members, and making recommendations to the Board on the selection of individuals nominated for directorships;

•	assessing the independence of independent non-executive Directors; and

•	making recommendations to the Board on the appointment or re-appointment of Directors and succession planning for Directors, in particular the Chairman of the Board and the Chief Executive Officer.

The Nomination Committee meets at least once a year and on such other occasions as may be required to discuss and vote upon significant issues relating to Board composition. The Company Secretary assists the chairman of the Nomination Committee in preparing the agenda for meetings and also assists the Nomination Committee in complying with the relevant rules and regulations. The relevant papers for the Nomination Committee meetings were dispatched to Nomination Committee members in accordance with the CG Code. Members of the Nomination Committee may include matters for discussion in the agenda if the need arises. Within reasonable time after a Nomination Committee meeting is held, minutes are circulated to the Nomination Committee members for their comment and review prior to their approval of the minutes at the following or a subsequent Committee meeting.

22	SMIC 2016 INTERIM REPORT

Internal Audit Department

The Company’s Internal Audit Department (the “Internal Audit Department”) works with and supports the Company’s management team and the Audit Committee to evaluate and contribute to the improvement of risk management, control, and governance systems. On an annual basis, the risk-based audit plan is approved by the Audit Committee. Audit results are reported to the Chairman of the Board, the Chief Executive Officer and the Audit Committee every quarter and throughout the year.

Based on this annual audit plan, the Internal Audit Department audits the practices, procedures, expenditure and internal controls of the various departments in the Company. The scope of the audit includes:

•	reviewing management’s control to ensure the reliability and integrity of financial and operating information and the means used to identify, measure, classify, and report such information;

•	reviewing the systems established or to be established to ensure compliance with policies, plans, procedures, laws, and regulations that could have a significant impact on operations and reports, and determining whether the Company is in compliance;

•	reviewing the means of safeguarding assets and, when appropriate, verifying the existence of assets;

•	appraising the economy and efficiency with which resources are employed;

•	identifying significant risks, including fraud risks, to the ability of the Company to meet its business objectives, communicating them to management and ensuring that management has taken appropriate action to guard against those risks; and

•	evaluating the effectiveness of controls supporting the operations of the Company and providing recommendations as to how those controls could be improved.

In addition, the Internal Audit Department audits areas of concern identified by senior management or conducts reviews and investigations on an ad hoc basis. In conducting these audits, the Internal Audit Department has free and full access to all necessary functions, records, properties and personnel.

After completing an audit, the Internal Audit Department furnishes the Company’s management team with analysis, appraisals, recommendations, counsel, and information concerning the activities reviewed. Appropriate managers of the Company are notified of any deficiencies cited by the Internal Audit Department, which will follow up with the implementation of audit recommendations. In addition, the Internal Audit Department reports their findings directly to the Audit Committee on at least a quarterly basis.

The Internal Audit Department has direct access to the Board through the chairman of the Audit Committee. The Internal Audit Department may upon request meet privately with the Audit Committee without the presence of members of the Company’s management or the independent accounting firm.

SMIC 2016 INTERIM REPORT	23

CODE OF BUSINESS CONDUCT AND ETHICS

The Board has adopted a code of business conduct and ethics (the “Code of Conduct”) which provides guidance about doing business with integrity and professionalism. The Code of Conduct addresses issues including among others, fraud, conflicts of interest, corporate opportunities, protection of intellectual property, transactions in the Company’s securities, use of the Company’s assets, and relationships with customers and third parties. Any violation of the Code of Conduct is reported to the Company’s Compliance Office, which will subsequently report such violation to the Audit Committee.

U.S. Corporate Governance Practices

Companies listed on the New York Stock Exchange, or the NYSE, must comply with certain corporate governance standards under Section 303A of the New York Stock Exchange Listed Company Manual. Because the Company’s American Depositary Shares are registered with the SEC and are listed on the New York Stock Exchange, the Company is also subject to certain U.S. corporate governance requirements, including many of the provisions of the Sarbanes-Oxley Act of 2002. However, because the Company is a “foreign private issuer”, many of the corporate governance rules in the NYSE Listed Company Manual, or the NYSE Standards, do not apply to the Company. The Company is permitted to follow corporate governance practices in accordance with Cayman Islands law and the Hong Kong Stock Exchange Listing Rules in lieu of most of the corporate governance standards contained in the NYSE Standards.

Set forth below is a brief summary of the significant differences between the Company’s corporate governance practices and the corporate governance standards applicable to U.S. domestic companies listed on the NYSE, or U.S. domestic issuers:

•	The NYSE Standards require U.S. domestic issuers to have a nominating/corporate governance committee composed entirely of independent directors. We are not subject to this requirement, and we have not established a nominating/corporate governance committee. Instead, our Board has established the Nomination Committee to review the structure, size and composition (including the skills, knowledge and experience as well as diversity of perspectives of the Board) at least annually, monitor the implementation of Board Diversity Policy, make recommendations on any proposed changes to the Board to complement the Company’s corporate strategy, identify individuals suitably qualified to become Board members consistent with criteria approved by the Board, assess the independence of independent non- executive Directors, make recommendations to the Board on the selection of individuals nominated for directorships, and make recommendations to the Board on the appointment or reappointment of Directors and succession planning for Directors, in particular the Chairman of the Board and the Chief Executive Officer. However, such nomination committee is not responsible for developing and recommending to the Board a set of corporate governance guidelines applicable to the Company and overseeing the evaluation of the Board and management.

•	The NYSE Standards provide detailed tests that U.S. domestic issuers must use for determining independence of directors. While we may not specifically apply the NYSE tests, our Board assesses independence in accordance with Hong Kong Stock Exchange Listing Rules, and in the case of Audit Committee members in accordance with Rule 10A-3 under the U.S. Securities Exchange Act of 1934, as amended, and considers whether there are any relationships or circumstances which are likely to affect such director’s independence from management.

24	SMIC 2016 INTERIM REPORT

•	We believe that the composition of our Board and its committees and their respective duties and responsibilities are otherwise generally responsive to the relevant NYSE Standards applicable to U.S. domestic issuers. However, the charters for our Audit Committee and Compensation Committee may not address all aspects of the NYSE Standards. For example, NYSE Standards require compensation committees of U.S. domestic issuers to produce a compensation committee report annually and include such report in their annual proxy statements or annual reports on Form 10-K. We are not subject to this requirement, and we have not addressed this in our Compensation Committee charter. We disclose the amounts of compensation of our Directors on a named basis and the five highest individuals on an aggregate basis in our 2014 annual report in accordance with the requirements of the Hong Kong Stock Exchange Listing Rules.

•	The NYSE Standards require that shareholders must be given the opportunity to vote on all equity compensation plans and material revisions to those plans. We comply with the requirements of Cayman Islands law and the Hong Kong Stock Exchange Listing Rules in determining whether shareholder approval is required, and we do not take into consideration the NYSE’s detailed definition of what are considered “material revisions”.

SMIC 2016 INTERIM REPORT	25

OTHER INFORMATION

1.	DIVIDENDS

The Board did not propose to declare an interim dividend for the six months ended June 30, 2016 (six months ended June 30, 2015: Nil).

2.	SHARE CAPITAL

During the six months ended June 30, 2016, the Company issued 11,257,432 and 45,981,176 Ordinary Shares as a result of the exercise of equity awards granted pursuant to the Company’s 2004 stock option plan (the “2004 Stock Option Plan”) and the Company’s 2004 equity incentive plan (the “2004 Equity Incentive Plan”), respectively. During this period, there were 774,333 and 58,555,554 Ordinary Shares issued as a result of the exercise of equity awards granted pursuant to the Company’s 2014 stock option plan (the “2014 Stock Option Plan”) and the Company’s 2014 equity incentive plan (the “2014 Equity Incentive Plan”) which have replaced the 2004 Stock Option Plan and the 2004 Equity Incentive Plan, respectively, upon their termination.

Number of Shares Outstanding
Outstanding Share Capital as of June 30, 2016:
Ordinary Shares	42,190,317,456

Under the terms of the Company’s 2014 Equity Incentive Plan, the Compensation Committee may grant restricted share units (“RSU(s)”) to eligible participants. Each RSU represents the right to receive one Ordinary Share. RSUs granted to new employees and existing employees generally vest at a rate of 25% upon the first, second, third, and fourth anniversaries of the vesting commencement date. Upon vesting of the RSUs and subject to the terms of the Insider Trading Policy and the payment by the participants of applicable taxes, the Company will issue the relevant participants the number of Ordinary Shares underlying the awards of RSUs.

26	SMIC 2016 INTERIM REPORT

3.	SUBSTANTIAL SHAREHOLDERS’ INTERESTS

Set out below are the names of the parties (not being a director or chief executive of the Company) which were interested in five percent or more of the nominal value of the share capital of the Company and the respective numbers of shares in which they were interested as of June 30, 2016 as recorded in the register kept by the Company under section 336 of the Securities and Futures Ordinance (Cap.571 of the Laws of Hong Kong) (“SFO”).

Name of Shareholder	Long/Short Position	Number of Ordinary Shares Held	Percentage of Ordinary Shares Held to Total Issued Share Capital of the Company (Note 1)	Derivatives	Total Interest	Percentage of Aggregate Interests to Total Issued Share Capital of the Company (Note 1)

Datang Telecom Technology & Industry Holdings Co., Ltd.	Long Position	7,699,961,231 (Note 2)	18.25%	—	7,699,961,231	18.25%
China Integrated Circuit Industry Investment Fund Co., Ltd.	Long Position	7,400,000,000 (Note 3)	17.54%	—	7,400,000,000	17.54%

Notes:

(1)	Based on 42,190,317,456 Ordinary Shares in issue as at June 30, 2016.

(2)	All such Shares are held by Datang Holdings (Hongkong) Investment Company Limited which is a wholly-owned subsidiary of Datang Telecom Technology & Industry Holdings Co., Ltd.

(3)	All such Shares are held by Xinxin (Hongkong) Capital Co., Ltd, a wholly-owned subsidiary of China Integrated Circuit Industry Investment Fund Co., Ltd.

SMIC 2016 INTERIM REPORT	27

4.	SHAREHOLDING INTERESTS OF THE DIRECTORS

As of June 30, 2016, the interests or short positions of the Directors in the shares, underlying shares and debentures of the Company (within the meaning of Part XV of the SFO), which were notified to the Company and the HKSE pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they are taken or deemed to have under such provisions of the SFO), and as recorded in the register required to be kept under section 352 of the SFO or as otherwise notified to the Company and the HKSE pursuant to the Model Code were as follows:

							Percentage of
			Number of				Aggregate Interests
	Long/Short	Nature of	Ordinary Shares	Derivatives		Total	to Total Issued Shares Capital
Name of Director	Position	Interests	Held	Options	Other	Interest	(Note 1)

Executive Director
Zhou Zixue	Long Position	Beneficial Owner	—	25,211,633	10,804,985	36,016,618	0.085%
				(Note 2)	(Note 3)
Tzu-Yin Chiu	Long Position	Beneficial Owner	40,860,038	94,018,596	7,031,061	141,909,695	0.336%
				(Note 4)	(Note 5)
Gao Yonggang	Long Position	Beneficial Owner	—	19,640,054	2,310,472	21,950,526	0.052%
				(Note 6)	(Note 7)
Non-executive Director
Chen Shanzhi	Long Position	Beneficial Owner	—	4,134,902	989,583	5,124,485	0.012%
				(Note 8)	(Note 9)
Zhou Jie	—	—	—	—	—	—	—
Ren Kai	—	—	—	—	—	—	—
Lu Jun	—	—	—	—	—	—	—
Independent Non-executive Director
William Tudor Brown	Long Position	Beneficial Owner	—	4,492,297	—	4,492,297	0.011%
				(Note 10)
Sean Maloney	Long Position	Beneficial Owner	—	4,490,377	—	4,490,377	0.011%
				(Note 11)
Lip-Bu Tan	Long Position	Beneficial Owner	—	5,780,710	1,145,833	6,926,543	0.016%
				(Note 12)	(Note 13)
Carmen I-Hua Chang	Long Position	Beneficial Owner	—	4,887,303	—	4,887,303	0.012%
				(Note 14)
Alternate Director
Li Yonghua	—	—	—	—	—	—	—

Notes:

(1)	Based on 42,190,317,456 Ordinary Shares in issue as at June 30, 2016.

(2)	On May 20, 2015, Dr. Zhou was granted options to purchase 25,211,633 Shares at a price of HK$0.830 per Share pursuant to the 2014 Stock Option Plan. These options will expire on the earlier of May 19, 2025 or 120 days after termination of his service as a Director to the Board. As of the Latest Practicable Date, none of these options has been exercised.

(3)	On May 20, 2015, Dr. Zhou was granted an award of 10,804,985 Restricted Share Units (each representing the right to receive one Share) pursuant to the 2014 Equity Incentive Plan. These RSUs, 25% of which will vest on each anniversary of March 6, 2015, shall fully vest on March 6, 2019. As of the Latest Practicable Date, 2,701,246 of Dr. Zhou’s RSUs has been vested.

28	SMIC 2016 INTERIM REPORT

(4)

On September 8, 2011, Dr. Chiu was granted options to purchase 86,987,535 Shares at a price of HK$0.455 per Share pursuant to the 2004 Stock Option Plan. These options will expire on the earlier of September 7, 2021 or 120 days after termination of his service as a Director to the Board. On May 25 2016, options to purchase 7,031,061 shares at a price of HK$0.642 per Share pursuant to the 2014 Stock Option Plan were granted to Dr. Chiu. These options are vested immediately and will expire on the earlier of May 24 2026 or 120 days after termination of his service as a Director to the Board. As of the Latest Practicable Date, none of these options were exercised.

(5)	On May 25, 2016, 7,031,061 Restricted Share Units were granted to Dr. Chiu pursuant to the 2014 Equity Incentive Plan.

Dr. Chen’s Restricted Share Units are vested immediately.

(6)	These options comprise: (a) options which were granted to Dr. Gao on May 24, 2010 to purchase 3,145,319 Shares at a price of HK$0.64 per Share pursuant to the 2004 Stock Option Plan and will expire on the earlier of May 23, 2020 or 120 days after termination of his service as a Director to the Board, (b) options which were granted to Dr. Gao on June 17, 2013 to purchase 13,608,249 Shares at a price of HK$0.624 per Share pursuant to the 2004 Stock Option Plan and will expire on the earlier of June 16, 2023 or 120 days after termination of his service as a Director to the Board, (c) options which were granted to Dr. Gao on June 12, 2014 to purchase 2,886,486 Shares at a price of HK$0.64 per Share pursuant to the 2014 Stock Option Plan and will expire on the earlier of June 11, 2024 or 120 days after termination of his service as a Director to the Board. As of the Latest Practicable Date, none of these options were exercised.

(7)	On November 17, 2014, Dr. Gao was granted an award of 2,910,836 Restricted Share Units (each representing the right to receive one Share) pursuant to the 2014 Equity Incentive Plan, consisting of (a) 2,401,456 Restricted Share Units, 25% of which vest on each anniversary of June 17, 2013 and which shall fully vest on June 17, 2017, and (b) 509,380 Restricted Share Units, 25% of which vest on each anniversary of March 1, 2014 and which shall fully vest on March 1, 2018. As of the Latest Practicable Date, 2,055,782 Restricted Shares Units were vested, among which 600,364 were settled in cash.

(8)

On May 24, 2010, Dr. Chen was granted options to purchase 3,145,319 Shares at a price of HK$0.64 per Share pursuant to the 2004 Stock Option Plan. These options will expire on the earlier of May 23, 2020 or 120 days after termination of his service as a Director to the Board. On May 25 2016, options to purchase 989,583 shares at a price of HK$0.642 per Share pursuant to the 2014 Stock Option Plan were granted to Dr. Chen. These options are vested immediately and will expire on the earlier of May 24 2026 or 120 days after termination of his service as a Director to the Board. As of the Latest Practicable Date, none of these options were exercised.

(9)	On May 25, 2016, 989,583 Restricted Share Units were granted to Dr. Chen pursuant to the 2014 Equity Incentive Plan.

Dr. Chen’s Restricted Share Units are vested immediately.

(10)	On September 6, 2013, Mr. Brown was granted options to purchase 4,492,297 Shares at a price of HK$0.562 per Share pursuant to the 2004 Stock Option Plan. These options will expire on the earlier of September 5, 2023 or 120 days after termination of his service as a Director to the Board. As of the Latest Practicable Date, none of these options were exercised.

(11)	On June 17, 2013, Mr. Maloney was granted options to purchase 4,490,377 Shares at a price of HK$0.624 per Share pursuant to the 2004 Stock Option Plan. These options will expire on the earlier of June 16, 2023 or 120 days after termination of his service as a Director to the Board. As of the Latest Practicable Date, none of these options were exercised.

(12)

These options comprise (a) options granted to Mr. Tan on September 29, 2006 to purchase 500,000 Shares at a price per share of US$0.132 pursuant to the 2004 Stock Option Plan which fully vested on May 30, 2008 and will expire on the earlier of September 28, 2016 or 120 days after termination of Mr. Tan’s service as a Director to the Board, (b) options granted to Mr. Tan on February 17, 2009 to purchase 1,000,000 Shares at a price of HK$0.27 per Share pursuant to the 2004 Stock Option Plan, which will expire on the earlier of February 16, 2019 or 120 days after termination of Mr. Tan’ service as a Director to the Board, and (c) options granted to Mr. Tan on February 23, 2010 to purchase 3,134,877 Shares at a price of HK$0.77 per Ordinary Share pursuant to the 2004 Stock Option Plan, which will expire on the earlier of February 22, 2020 or 120 days after termination of Mr. Tan’s service as a Director to the Board. On May 25 2016, options to purchase 1,145,833 shares at a price of HK$0.642 per Share pursuant to the 2014 Stock Option Plan were granted to Mr. Tan. These options are vested immediately and will expire on the earlier of May 24 2026 or 120 days after termination of his service as a Director to the Board. As of the Latest Practicable Date, none of these options were exercised.

SMIC 2016 INTERIM REPORT	29

(13)	On May 25, 2016, 1,145,833 Restricted Share Units were granted to Mr. Tan pursuant to the 2014 Equity Incentive Plan.Mr. Tan’s Restricted Share Units are vested immediately.

(14)	On November 17, 2014, Ms. Chang was granted options to purchase 4,887,303 Shares at a price of HK$0.85 per Share pursuant to the 2014 Stock Option Plan. These options will expire on the earlier of November 16, 2024 or 120 days after termination of her service as a Director to the Board. As of the Latest Practicable Date, none of these options were exercised.

2004 STOCK OPTION PLAN

Name/Eligible Employees	Date Granted	Period during which Rights Exercisable	No. of Options Granted	Exercise Price Per Share	Options Outstanding as of 12/31/15	Additional Options Granted During Period	Options Lapsed During Period	Options Lapsed Due to Repurchase of Ordinary Shares During Period	Options Exercised During Period	Options Cancelled During Period	Options Outstanding as of 06/30/16	Weighted Average Closing Price of Shares immediately before Dates on which Options were Exercised	Weighted Average Closing Price of Shares immediately before Dates on which Options were Granted
				(USD)								(USD)	(USD)
Employees	20/2/2006	2/20/2006–2/19/2016	62,756,470	$0.15	16,130,646	—	16,130,646	—	—	—	—	$—	$0.15
Employees	12/5/2006	5/12/2006–5/11/2016	22,216,090	$0.15	1,565,000	—	1,565,000	—	—	—	—	$—	$0.15
Employees	29/9/2006	9/29/2006–9/28/2016	40,394,000	$0.13	10,036,000	—	48,000	—	—	—	9,988,000	$—	$0.13
Lip-Bu Tan	29/9/2006	9/29/2006–9/28/2016	500,000	$0.13	500,000	—	—	—	—	—	500,000	$—	$0.13
Others	10/11/2006	11/10/2006–11/09/2016	2,450,000	$0.13	150,000	—	—	—	—	—	150,000	$—	$0.13
Employees	10/11/2006	11/10/2006–11/09/2016	33,271,000	$0.11	6,085,000	—	70,000	—	—	—	6,015,000	$—	$0.11
Employees	16/5/2007	5/16/2007–5/15/2017	122,828,000	$0.15	31,477,000	—	416,000	—	—	—	31,061,000	$—	$0.15
Others	16/5/2007	5/16/2007–5/15/2017	5,421,000	$0.15	300,000	—	—	—	—	—	300,000	$—	$0.15
Employees	28/12/2007	12/28/2007–12/27/2017	89,839,000	$0.10	11,742,000	—	1,178,000	—	—	—	10,564,000	$—	$0.10
Employees	12/2/2008	2/12/2008–2/11/2018	126,941,000	$0.08	21,365,800	—	1,363,000	—	—	—	20,002,800	$—	$0.08
Others	12/2/2008	2/12/2008–2/11/2018	600,000	$0.08	300,000	—	—	—	—	—	300,000	$—	$0.08
Employees	18/11/2008	11/18/2008–11/17/2018	117,224,090	$0.02	12,088,830	—	—	—	194,000	—	11,894,830	$0.09	$0.02
Employees	17/2/2009	2/17/2009–2/16/2019	131,943,000	$0.03	16,681,000	—	—	—	800,000	—	15,881,000	$0.09	$0.03
Lip-Bu Tan	17/2/2009	2/17/2009–2/16/2019	1,000,000	$0.03	1,000,000	—	—	—	—	—	1,000,000	$—	$0.03
Others	17/2/2009	2/17/2009–2/16/2019	400,000	$0.03	50,000	—	—	—	—	—	50,000	$—	$0.03
Employees	11/5/2009	5/11/2009–5/10/2019	24,102,002	$0.04	2,962,000	—	—	—	—	—	2,962,000	$—	$0.04
Lip Bu Tan	23/2/2010	2/23/2010-2/22/2020	3,134,877	$0.10	3,134,877	—	—	—	—	—	3,134,877	$—	$0.10
Employees	23/2/2010	2/23/2010-2/22/2020	337,089,466	$0.10	113,358,626	—	1,368,362	—	—	—	111,990,264	$—	$0.10
Yonggang Gao	24/5/2010	5/24/2010-5/23/2020	3,145,319	$0.08	3,145,319	—	—	—	—	—	3,145,319	$—	$0.08
Shanzhi Chen	24/5/2010	5/24/2010-5/23/2020	3,145,319	$0.08	3,145,319	—	—	—	—	—	3,145,319	$—	$0.08
Employees	24/5/2010	5/24/2010-5/23/2020	18,251,614	$0.08	1,730,000	—	16,000	—	—	—	1,714,000	$—	$0.08
Employees	8/9/2010	9/8/2010-9/7/2020	46,217,577	$0.07	7,194,359	—	4,167	—	—	—	7,190,192	$—	$0.07
Employees	12/11/2010	11/12/2010-11/11/2020	39,724,569	$0.08	16,458,176	—	24,000	—	—	—	16,434,176	$—	$0.08
Employees	31/5/2011	5/31/2011-5/30/2021	148,313,801	$0.08	64,098,389	—	384,000	—	28,000	—	63,686,389	$0.10	$0.08
WEN YI ZHANG	8/9/2011	9/8/2011-9/7/2021	21,746,883	$0.06	6,746,883	—	—	—	—	—	6,746,883	$—	$0.06
Tzu Yin Chiu	8/9/2011	9/8/2011-9/7/2021	86,987,535	$0.06	86,987,535	—	—	—	—	—	86,987,535	$—	$0.06
Employees	8/9/2011	9/8/2011-9/7/2021	42,809,083	$0.06	10,235,228	—	26,500	—	206,288	—	10,002,440	$0.09	$0.06
Employees	17/11/2011	11/17/2011-11/16/2021	16,143,147	$0.05	5,239,019	—	136,000	—	3,810	—	5,099,209	$0.09	$0.05
Employees	22/5/2012	5/22/2012-5/21/2022	252,572,706	$0.04	133,016,485	—	360,170	—	7,320,127	—	125,336,188	$0.09	$0.04
Senior Management	22/5/2012	5/22/2012-5/21/2022	5,480,000	$0.04	4,830,000	—	—	—	—	—	4,830,000	$—	$0.04
Employees	12/9/2012	9/12/2012-9/11/2022	12,071,250	$0.04	3,764,867	—	36,834	—	138,250	—	3,589,783	$0.09	$0.04
Senior Management	12/9/2012	9/12/2012-9/11/2022	3,500,000	$0.04	3,500,000	—	—	—	—	—	3,500,000	$—	$0.04
Employees	15/11/2012	11/15/2012-11/14/2022	18,461,000	$0.05	6,782,044	—	142,667	—	310,874	—	6,328,503	$0.08	$0.05
Employees	7/5/2013	5/7/2013-5/6/2023	24,367,201	$0.08	15,411,850	—	928,266	—	76,875	—	14,406,709	$0.09	$0.08
Employees	11/6/2013	6/11/2013-6/10/2023	102,810,000	$0.08	75,604,237	—	1,065,167	—	848,501	—	73,690,569	$0.09	$0.08
Senior Management	11/6/2013	6/11/2013-6/10/2023	74,755,756	$0.08	67,195,100	—	—	—	—	—	67,195,100	$—	$0.08
Yonggang Gao	17/6/2013	6/17/2013-6/16/2023	13,608,249	$0.08	13,608,249	—	—	—	—	—	13,608,249	$—	$0.08
Sean Maloney	17/6/2013	6/17/2013-6/16/2023	4,490,377	$0.08	4,490,377	—	—	—	—	—	4,490,377	$—	$0.08
WILLIAM TUDOR BROWN	6/9/2013	9/6/2013-9/5/2023	4,492,297	$0.07	4,492,297	—	—	—	—	—	4,492,297	$—	$0.07
Employees	6/9/2013	9/6/2013-9/5/2023	22,179,070	$0.07	11,441,163	—	86,375	—	166,875	—	11,187,913	$0.08	$0.07
Employees	4/11/2013	11/4/2013-11/3/2023	19,500,000	$0.07	12,809,958	—	1,130,502	—	1,163,832	—	10,515,624	$0.08	$0.07
					810,853,633	—	26,479,656	—	11,257,432	—	773,116,545

30	SMIC 2016 INTERIM REPORT

2004 EQUITY INCENTIVE PLAN

Name/Eligible Employees	Date Granted	Period during which Rights Exercisable	No. of RSUs Granted	Exercise Price Per Share	RSUs Outstanding as of 12/31/15	Additional RSUs Granted During Period	RSUs Lapsed During Period	RSUs Lapsed Due to Repurchase of Ordinary Shares During Period	RSUs Exercised During Period	RSUs Cancelled During Period	RSUs Outstanding as of 06/30/16	Weighted Average Closing Price of Shares immediately before Dates on which Restricted Share Units were Vested	Weighted Average Closing Price of Shares immediately before Dates on which Restricted Share Units were Granted
				(USD)								(USD)	(USD)
Employees	22/5/2012	5/22/2012-5/21/2022	60,750,000	$0.00	12,825,000	—	202,500	—	12,622,500	—	—	$0.08	$0.04
Senior Management	22/5/2012	5/22/2012-5/21/2022	1,920,000	$0.00	405,000	—	—	—	405,000	—	—	$0.08	$0.04
Senior Management	12/9/2012	9/12/2012-9/11/2022	2,500,000	$0.00	625,000	—	—	—	—	—	625,000	$—	$0.04
Employees	11/6/2013	6/11/2013-6/10/2023	133,510,000	$0.00	58,495,000	—	947,500	—	29,085,000	—	28,462,500	$0.08	$0.08
Senior Management	11/6/2013	6/11/2013-6/10/2023	17,826,161	$0.00	7,737,354	—	—	—	3,868,676	—	3,868,678	$0.08	$0.08
					80,087,354	—	1,150,000	—	45,981,176	—	32,956,178

2014 STOCK OPTION PLAN

Name/Eligible Employees	Date Granted	Period during which Rights Exercisable	No. of Options Granted	Exercise Price Per Share	Options Outstanding as of 12/31/15	Additional Options Granted During Period	Options Lapsed During Period	Options Lapsed Due to Repurchase of Ordinary Shares During Period	Options Exercised During Period	Options Cancelled During Period	Options Outstanding as of 06/30/16	Weighted Average Closing Price of Shares immediately before Dates on which Options were Exercised	Weighted Average Closing Price of Shares immediately before Dates on which Options were Granted
				(USD)								(USD)	(USD)
Yonggang Gao	12/6/2014	6/12/2014-6/11/2024	2,886,486	$0.08	2,886,486	—	—	—	—	—	2,886,486	$—	$0.08
Employees	12/6/2014	6/12/2014-6/11/2024	26,584,250	$0.08	21,360,126	—	465,667	—	774,333	—	20,120,126	$0.09	$0.08
Carmen I-Hua Chang	17/11/2014	11/17/2014-11/16/2024	4,887,303	$0.11	4,887,303	—	—	—	—	—	4,887,303	$—	$0.11
Senior Management	17/11/2014	11/17/2014-11/16/2024	11,758,249	$0.11	11,758,249	—	—	—	—	—	11,758,249	$—	$0.11
Employees	17/11/2014	11/17/2014-11/16/2024	107,881,763	$0.11	95,444,724	—	3,536,979	—	—	—	91,907,745	$—	$0.11
Employees	24/2/2015	2/24/2015-2/23/2025	12,293,017	$0.09	12,133,017	—	—	—	—	—	12,133,017	$—	$0.09
Employees	20/5/2015	5/20/2015-5/19/2025	12,235,000	$0.11	11,595,000	—	—	—	—	—	11,595,000	$—	$0.11
Zi Xue Zhou	20/5/2015	5/20/2015-5/19/2025	25,211,633	$0.11	25,211,633	—	—	—	—	—	25,211,633	$—	$0.11
Employees	11/9/2015	9/11/2015-9/10/2025	1,120,000	$0.09	1,120,000	—	—	—	—	—	1,120,000	$—	$0.09
Kai Ren	11/9/2015	9/11/2015-9/10/2025	5,705,608	$0.09	5,705,608	—	—	—	—	5,705,608	—	$—	$0.09
Employees	25/5/2016	5/25/2016-5/24/2026	5,426,000	$0.08	—	5,426,000	—	—	—	—	5,426,000	$—	$0.08
Lip Bu Tan	25/5/2016	5/25/2016-5/24/2026	1,145,833	$0.08	—	1,145,833	—	—	—	—	1,145,833	$—	$0.08
Shanzhi Chen	25/5/2016	5/25/2016-5/24/2026	989,583	$0.08	—	989,583	—	—	—	—	989,583	$—	$0.08
Tzu Yin Chiu	25/5/2016	5/25/2016-5/24/2026	7,031,061	$0.08	—	7,031,061	—	—	—	—	7,031,061	$—	$0.08
					192,102,146	14,592,477	4,002,646	—	774,333	5,705,608	196,212,036

SMIC 2016 INTERIM REPORT	31

2014 EQUITY INCENTIVE PLAN

Name/Eligible Employees	Date Granted	Period during which Rights Exercisable	No. of RSUs Granted	Exercise Price Per Share	RSUs Outstanding as of 12/31/15	Additional RSUs Granted During Period	RSUs Lapsed During Period	RSUs Lapsed Due to Repurchase of Ordinary Shares During Period	RSUs Exercised During Period	RSUs Cancelled During Period	RSUs Outstanding as of 06/30/16	Weighted Average Closing Price of Shares immediately before Dates on which Restricted Share Units were Vested	Weighted Average Closing Price of Shares immediately before Dates on which Restricted Share Units were Granted
				(USD)								(USD)	(USD)
Yonggang Gao	17/11/2014	2014/11/17-2024/11/16	2,910,836	$0.00	2,310,472	—	—	—	—	—	2,310,472	$—	$0.11
Senior Management	17/11/2014	2014/11/17-2024/11/16	2,476,456	$0.00	2,418,456	—	—	—	619,114	—	1,799,342	$0.10	$0.11
Employees	17/11/2014	2014/11/17-2024/11/16	109,339,600	$0.00	76,938,410	—	1,687,000	—	25,448,190	—	49,803,220	$0.08	$0.11
Employees	20/5/2015	5/20/2015-5/19/2025	134,008,000	$0.00	129,913,000	—	2,928,000	—	32,178,250	—	94,806,750	$0.08	$0.11
Zi Xue Zhou	20/5/2015	5/20/2015-5/19/2025	10,804,985	$0.00	10,804,985	—	—	—	—	—	10,804,985	$—	$0.11
Employees	11/9/2015	9/11/2015-9/10/2025	1,640,000	$0.00	1,640,000	—	—	—	310,000	—	1,330,000	$0.08	$0.09
Employees	23/11/2015	11/23/2015-11/22/2025	400,000	$0.00	400,000	—	—	—	—	—	400,000	$—	$0.09
Employees	25/5/2016	5/25/2016-5/24/2026	68,290,000	$0.00	—	68,290,000	484,000	—	—	—	67,806,000	$—	$0.08
Lip Bu Tan	25/5/2016	5/25/2016-5/24/2026	1,145,833	$0.00	—	1,145,833	—	—	—	—	1,145,833	$—	$0.08
Shanzhi Chen	25/5/2016	5/25/2016-5/24/2026	989,583	$0.00	—	989,583	—	—	—	—	989,583	$—	$0.08
Tzu Yin Chiu	25/5/2016	5/25/2016-5/24/2026	7,031,061	$0.00	—	7,031,061	—	—	—	—	7,031,061	$—	$0.08
					224,425,323	77,456,477	5,099,000	—	58,555,554	—	238,227,246

SHARE OPTION PLAN FOR SUBSIDIARIES

Date Granted	No of Options of the Subsidiary Granted	Exercise Price per Share	Options of the Subsidiary Outstanding as of 12/31/15	Options of the Subsidiary Exercised During Period	Options of the Subsidiary Lapsed	Options of the Subsidiary Outstanding as of 06/30/16
		(USD)

1/4/2015	4,560,000	$0.05	3,830,000	—	—	3,830,000
5/4/2015	1,380,000	$0.06	1,330,000	—	—	1,330,000
9/15/2015	2,390,000	$0.08	1,840,000	—	—	1,840,000
Total	8,330,000		7,000,000	—	—	7,000,000

5.	REPURCHASE SALE OR REDEMPTION OF SECURITIES

The Company has not repurchased, sold or redeemed any of its securities during the six months ended June 30, 2016

32	SMIC 2016 INTERIM REPORT

6.	UPDATE TO DIRECTORS’ INFORMATION

Changes in, updates to, previously disclosed information relating to the Directors

As required under Rules 13.51B and 13.51(2) of the Hong Kong Stock Exchange Listing Rules, certain changes in, and updates to, the information previously disclosed regarding the Directors during their respective term of office are set out below:

•	Dr. Zhou Zixue was appointed as the chairman of Semiconductor Manufacturing North China (Beijing) Corporation on June 21, 2016.

•	Dr. Tzu-Yin Chiu was appointed as the director or the board of Semiconductor Manufacturing North China (Beijing) Corporation on June 20, 2016. Dr. Chiu was also appointed as the chairman of the board of LFoundry S.r.l. on July 29, 2016.

•	Mr. William Tudor Brown ceased to be the independent non-executive director of P2i Limited on May 1, 2016.

•	Ms. Carmen I-Hua Chang was appointed as the director of the board at STX Entertainment on November 3, 2015.

7.	WAIVER FROM COMPLIANCE WITH THE HONG KONG STOCK EXCHANGE LISTING RULES

Save as disclosed in the prospectus of the Company dated March 8, 2004, the Company has not received any waivers from compliance with the Hong Kong Stock Exchange Listing Rules which are still in effect.

8.	REVIEW BY AUDIT COMMITTEE

The Audit Committee has reviewed with the management of the Company the accounting principles and practices accepted by the Company and the interim financial statements of the Company for the six months ended June 30, 2016.

By order of the Board of Directors

Semiconductor Manufacturing International Corporation

Dr. Tzu-Yin Chiu

Chief Executive Officer and Executive Director

Shanghai, PRC

August 31, 2016

SMIC 2016 INTERIM REPORT	33

CONDENSED CONSOLIDATED STATEMENTS OF

PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

For the six months ended June 30, 2016 and 2015

(In USD’000, except share and per share data)

		Six months ended
	Notes	06/30/16	06/30/15
		(unaudited)	(unaudited)
Revenue	6	1,324,533	1,056,413
Cost of sales		(952,967)	(730,081)
Gross profit		371,566	326,332
Research and development expenses, net		(118,024)	(108,655)
Sales and marketing expenses		(17,938)	(18,364)
General and administration expenses		(60,988)	(94,537)
Other operating income, net	7	6,940	1,405
Profit from operation		181,556	106,181
Interest income		3,524	2,325
Finance costs	8	(12,548)	(7,426)
Foreign exchange gains or losses		153	5,080
Other gains or losses, net	9	(15,907)	18,213
Share of losses of investment using equity method		(9,490)	(124)
Profit before tax	10	147,288	124,249
Income tax expense	11	(1,035)	(978)
Profit for the period		146,253	123,271
Other comprehensive income (loss)
Item that may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations		(7,326)	(3)
Change in value of available-for-sale financial assets		(476)	445
Others		4	—
Total comprehensive income for the period		138,455	123,713
Profit (loss) for the period attributable to:
Owners of the Company		159,061	132,181
Non-controlling interests		(12,808)	(8,910)
		146,253	123,271
Total comprehensive income (loss) for the period attributable to:
Owners of the Company		151,267	132,618
Non-controlling interests		(12,812)	(8,905)
		138,455	123,713
Earnings per share
Basic	13	0.00	0.00
Diluted	13	0.00	0.00

34	SMIC 2016 INTERIM REPORT

CONDENSED CONSOLIDATED STATEMENTS OF

FINANCIAL POSITION

At June 30, 2016 and December 31, 2015

(In USD’000, except share and per share data)

	Notes	06/30/16	12/31/15
		(unaudited)	(audited)
Assets
Non-current assets
Property, plant and equipment	15	5,120,105	3,903,818
Land use rights		90,681	91,030
Intangible assets		218,254	224,279
Investments in associates	17	228,580	181,331
Investments in joint ventures	18	19,685	17,646
Deferred tax assets		45,432	44,942
Derivative financial assets	19	24,551	30,173
Other assets		31,723	32,078
Total non-current assets		5,779,011	4,525,297
Current assets
Inventories	21	404,265	387,326
Prepayment and prepaid operating expenses		51,493	40,184
Trade and other receivables	22	657,406	499,846
Other financial assets	20	303,721	282,880
Restricted cash	23	228,381	302,416
Cash and cash equivalent		1,586,671	1,005,201
		3,231,937	2,517,853
Assets classified as held-for-sale	14	57,333	72,197
Total current assets		3,289,270	2,590,050
Total assets		9,068,281	7,115,347
Equity and liabilities Capital and reserves
Ordinary shares	24	16,876	16,830
Share premium		4,914,385	4,903,861
Reserves		86,908	96,644
Accumulated deficit		(1,128,418)	(1,287,479)
Equity attributable to owners of the Company		3,889,751	3,729,856
Non-controlling interests		1,083,690	460,399
Total equity		4,973,441	4,190,255
Non-current liabilities
Borrowings	27	1,232,457	416,036
Bonds payable	30	494,048	493,207
Medium-term notes	29	223,996	—
Deferred tax liabilities		8,126	7,293
Deferred government funding		164,861	175,604
Other financial liabilities	31	17,747	—
Other liabilities		41,364	65,761
Total non-current liabilities		2,182,599	1,157,901
Current liabilities
Trade and other payables	26	1,097,743	1,047,766
Borrowings	27	91,375	113,068
Short-term notes	29	90,465	—
Convertible bonds	28	399,416	392,632
Deferred government funding		83,973	79,459
Accrued liabilities		148,555	132,452
Other financial liabilities	31	422	1,459
Current tax liabilities		292	355
Total current liabilities		1,912,241	1,767,191
Total liabilities		4,094,840	2,925,092
Total equity and liabilities		9,068,281	7,115,347

SMIC 2016 INTERIM REPORT	35

CONDENSED CONSOLIDATED STATEMENTS OF

CHANGES IN EQUITY

For the six months ended June 30, 2016 and 2015

	(In USD’000)
	Ordinary Share	Share premium	Equity settled employee benefits reserve	Foreign currency translation reserve	Change in value of available- for-sale financial assets	Convertible bonds equity reserve	Others	Accumulated deficit	Attributable to owner of the Company	Non- controlling interest	Total Equity
	(Note 24)		(Note 25)			(Note 28)
Balance at December 31, 2014 (audited)	14,342	4,376,630	64,540	4,229	—	29,564	—	(1,540,890)	2,948,415	359,307	3,307,722
Profit for the period	—	—	—	—	—	—	—	132,181	132,181	(8,910)	123,271
Other comprehensive income (losses) for the period	—	—	—	(3)	440	—	—	—	437	5	442
Total comprehensive income (losses) for the period	—	—	—	(3)	440	—	—	132,181	132,618	(8,905)	123,713
Issuance of ordinary shares	1,880	397,580	—	—	—	—	—	—	399,460	—	399,460
Exercise of stock options	78	17,801	(10,690)	—	—	—	—	—	7,189	—	7,189
Share-based compensation	—	—	8,088	—	—	—	—	—	8,088	—	8,088
Deconsolidation of subsidiaries due to loss of control	—	—	—	—	—	—	—	—	—	(148)	(148)
Sub-total	1,958	415,381	(2,602)	—	—	—	—	—	414,737	(148)	414,589
Balance at June 30, 2015 (unaudited)	16,300	4,792,011	61,938	4,226	440	29,564	—	(1,408,709)	3,495,770	350,254	3,846,024
Balance at December 31, 2015 (audited)	16,830	4,903,861	70,459	(3,956)	447	29,564	130	(1,287,479)	3,729,856	460,399	4,190,255
Profit for the period	—	—	—	—	—	—	—	159,061	159,061	(12,808)	146,253
Other comprehensive income (losses) for the period	—	—	—	(7,326)	(472)	—	4	—	(7,794)	(4)	(7,798)
Total comprehensive income (losses) for the period	—	—	—	(7,326)	(472)	—	4	159,061	151,267	(12,812)	138,455
Exercise of stock options	46	10,524	(9,902)	—	—	—	—	—	668	—	668
Share-based compensation	—	—	7,960	—	—	—	—	—	7,960	103	8,063
Capital contribution from non-controlling interest	—	—	—	—	—	—	—	—	—	636,000	636,000
Sub-total	46	10,524	(1,942)	—	—	—	—	—	8,628	636,103	644,731
Balance at June 30, 2016 (unaudited)	16,876	4,914,385	68,517	(11,282)	(25)	29,564	134	(1,128,418)	3,889,751	1,083,690	4,973,441

36	SMIC 2016 INTERIM REPORT

CONDENSED CONSOLIDATED STATEMENTS OF

CASH FLOWS

For the six months ended June 30, 2016 and 2015

(In USD’000)

	Six months ended
	06/30/16	06/30/15
	(unaudited)	(unaudited)
Cash flow from operating activities
Cash generated from operations	386,617	304,715
Interest paid	(16,873)	(18,475)
Interest received	3,165	2,284
Income taxes (paid) received	(755)	326
Net cash from operating activities	372,154	288,850
Cash flow from investing activities:
Payments for property, plant and equipment	(1,511,323)	(459,951)
Payments for intangible assets	(37,012)	(16,568)
Payments for land use rights	—	(9,265)
Net changes in restricted cash relating to investing activities	(288)	130,327
Payments to acquire financial assets	(378,518)	(1,209,318)
Proceeds on sale of financial assets	359,675	1,298,595
Net proceeds after netting off land appreciation tax from disposal of property, plant and equipment and assets classified as held for sale	5,098	53,142
Proceeds from disposal of available-for-sale investment	3,083	1,204
Payments to acquire long-term investment	(64,650)	(107,178)
Net cash outflow from deconsolidation of subsidiaries	—	(248)
Payment for business combination	(3,391)	—
Net cash used in investing activities	(1,627,326)	(319,260)
Cash flow from financing activities:
Proceeds from borrowings	1,026,044	136,882
Repayment of borrowings	(134,770)	(349,927)
Proceeds from issuance of ordinary shares	—	399,460
Proceeds from issuance of medium-term and short-term notes	316,627	—
Proceeds from exercise of employee stock options	668	7,189
Proceeds from non-controlling interest — capital contribution	636,000	—
Net cash from financing activities	1,844,569	193,604
Net increase in cash and cash equivalents	589,397	163,194
Cash and cash equivalents beginning of period	1,005,201	603,036
Effects of exchange rate changes on the balance of cash held in foreign currencies	(7,927)	(65)
Cash and cash equivalents end of period	1,586,671	766,165

SMIC 2016 INTERIM REPORT	37

NOTES TO THE CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

For the six months ended June 30, 2016

1.	GENERAL INFORMATION

Semiconductor Manufacturing International Corporation (the “Company” or “SMIC”) was established as an exempted company incorporated under the laws of the Cayman Islands on April 3, 2000. The address of the principal place of business is 18 Zhangjiang Road, Pudong New Area, Shanghai, China, 201203. The registered address is at PO Box 309, Ugland House, Grand Cayman, KY1-1104 Cayman Islands. SMIC is an investment holding company. SMIC and its subsidiaries (hereinafter collectively referred to as the “Group”) are mainly engaged in the computer-aided design, manufacturing, testing, packaging, and trading of integrated circuits and other semiconductor services, as well as designing and manufacturing semiconductor masks.

2.	BASIS OF PREPARATION

The unaudited condensed consolidated financial statements of the Group have been prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting” issued by the International Accounting Standards Board (the “IASB“) as well as with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. The interim condensed consolidated financial statements should be read in conjunction with the Group’s annual financial statements for the year ended December 31, 2015, which have been prepared in account with IFRSs.

3.	PRINCIPAL ACCOUNTING POLICIES

The condensed consolidated financial statements have been prepared on the historical cost basis except for certain financial instruments which are measured at fair values.

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual earnings.

Except for the application of new or revised accounting standards as described below, the accounting policies and methods of computation used in the condensed consolidated financial statements as of and for the six months ended June 30, 2016 are the same as those followed in the preparation of the Group’s annual financial statements as of and for the year ended December 31, 2015.

In the current interim period, the Group has applied, for the first time, the following standards and amendments that are relevant for the preparation of the Group’s condensed consolidated financial statements.

Amendments to IAS 1	Disclosure initiative
Amendments to IAS 27	Equity method in separate financial statements
Amendments to IFRSs	Annual Improvements to IFRSs 2012–2014 Cycle

The application of the above new or revised IFRSs in the current interim period has had no material effect on the amounts reported in these condensed consolidated financial statements and/or disclosures set out in these condensed consolidated financial statements.

38	SMIC 2016 INTERIM REPORT

4.	ESTIMATES

The preparation of condensed consolidated financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing this condensed consolidated interim financial information, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that were applied to the consolidated financial statements for the year ended December 31, 2015.

5.	FINANCIAL RISK MANAGEMENT

The Group’s activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk, interest rate risk and price risk), credit risk and liquidity risk.

The condensed consolidated financial statements do not include all financial risk management information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s annual financial statements as at December 31, 2015.

There have been no changes in the risk management department since December 31, 2015 or in any risk management policies since December 31, 2015.

6.	SEGMENT INFORMATION

The Group is engaged principally in the computer-aided design, manufacturing and trading of integrated circuits. The Group’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about resources allocation and assessing performance of the Group. The Group operates in one segment. The measurement of segment profits is based on profit from operation as presented in the statements of profit or loss and other comprehensive income.

The Group operates in three principal geographical areas — United States, Europe, and Asia Pacific. The Group’s operating revenue from customers, based on the location of their headquarters, is detailed below.

	Revenue from external customers
	Six months ended
	06/30/16	06/30/15
	USD’000	USD’000
United States	369,205	384,052
Mainland China and Hong Kong	658,453	518,963
Eurasia*	296,875	153,398
	1,324,533	1,056,413

* Not including Mainland China and Hong Kong

SMIC 2016 INTERIM REPORT	39

6.	SEGMENT INFORMATION (CONTINUED)

The Group’s business is characterized by high fixed costs relating to advanced technology equipment purchases, which result in correspondingly high levels of depreciation expenses. The Group will continue to incur capital expenditures and depreciation expenses as it equips and ramps-up additional fabs and expands its capacity at the existing fabs. The following table summarizes property, plant and equipment of the Group by geographical location.

	Property, plant and equipment
	06/30/16	12/31/15
	USD’000	USD’000
United States	79	95
Europe	1,339	5
Taiwan	117	122
Hong Kong	2,936	3,040
Mainland China	5,115,634	3,900,556
	5,120,105	3,903,818

7.	OTHER OPERATING INCOME

	Six months ended
	06/30/16	06/30/15
	USD’000	USD’000
Gain on disposal of property, plant and equipment and assets classified as held-for-sale	5,204	1,141
Others	1,736	264
	6,940	1,405

The gain on disposal of property, plant and equipment and assets classified as held-for-sale for the six months ended June 30, 2016 was primarily from the sales of the staff living quarters in Beijing to employees.

The gain on disposal of property, plant and equipment and assets classified as held-for-sale for the six months ended June 30, 2015 was primarily due to the disposal of equipment.

40	SMIC 2016 INTERIM REPORT

8.	FINANCE COSTS

	Six months ended
	06/30/16	06/30/15
	USD’000	USD’000
Interest on:
Bank and other borrowings
— wholly repayable within five years	6,416	8,577
— not wholly repayable within five years	1,361	—
Interest on convertible bonds	6,784	6,553
Interest on corporate bonds	11,154	11,117
Interest on short-term notes	225	—
Interest on medium-term notes	691	—
Total interest expense for financial liabilities not classified as at fair value through profit or loss (“FVTPL”)	26,631	26,247
Less: amounts capitalized	(14,083)	(18,821)
	12,548	7,426

The weighted average interest rate on funds borrowed generally is 2.82% per annum (six months ended June 30, 2015: 4.65% per annum).

9.	OTHER GAINS AND LOSSES, NET

For the six months ended June 30, 2016, other gains or losses, the net loss was US$15.9 million (six months ended June 30, 2015: US$18.2 million net gain), within which the gain of fair value of the financial products were US$2.5 million (six months ended June 30, 2015: US$14.1 million) and the loss of fair value of the derivative financial instruments were US$22.4 million (six months ended June 30, 2015: nil).

10.	PROFIT BEFORE TAX

	Six months ended
	06/30/16	06/30/15
	USD’000	USD’000
Profit before tax has been arrived at after taking into account:
Depreciation and amortization of property, plant and equipment	301,558	226,826
Amortization of land use rights	678	1,031
Amortization of acquired intangible assets	26,356	22,515
Impairment loss recognized on inventories	13,175	5,630
Impairment loss (reversal) recognized in respect of trade and other receivables	(490)	1,524
Foreign exchange gains	(153)	(5,080)

SMIC 2016 INTERIM REPORT	41

11.	INCOME TAX EXPENSE

	Six months ended
	06/30/16	06/30/15
	USD’000	USD’000
Current tax — Enterprise Income Tax Expense (Benefit)	22	(34)
Current tax — Land Appreciation Tax	670	16
Deferred tax	343	996
Total income tax expense	1,035	978

Under the Law of the People’s Republic of China (the “PRC”) on Enterprise Income Tax, or the EIT Law, the profits of a foreign invested enterprise arising in 2008 and beyond that distributed to its immediate holding company who is a non-PRC tax resident will be subject to a withholding tax rate of 10%. A lower withholding tax rate may be applied if there is a favorable tax treaty between mainland China and the jurisdiction of the foreign holding company. For example, holding companies in Hong Kong that are also tax residents in Hong Kong (which should have commercial substance and proceed the formal treaty benefit application with in-charge tax bureau) are eligible for a 5% withholding tax on dividends under the Tax Memorandum between China and the Hong Kong Special Administrative Region.

The Company is incorporated in the Cayman Islands, where it is not currently subject to taxation.

The EIT Law (became effective on January 1, 2008) applies a uniform 25% enterprise income tax rate to both tax resident enterprise and non-tax resident enterprise, except where a special preferential rate applies.

Pursuant to Caishui Circular [2008] No. 1 (“Circular No. 1”) promulgated on February 22, 2008, integrated circuit production enterprises whose total investment exceeds RMB8,000 million (approximately US$1,095 million) or whose integrated circuits have a line width of less than 0.25 micron are entitled to a preferential tax rate of 15%. Enterprises with an operation period of more than 15 years are entitled to a full exemption from income tax for five years starting from the first profitable year after utilizing all prior years’ tax losses and 50% reduction of the tax for the following five years. Pursuant to Caishui Circular [2009] No. 69 (“Circular No. 69”), the 50% reduction should be based on the statutory tax rate of 25%.

On January 28, 2011, the State Council of China issued Guofa [2011] No. 4 (“Circular No. 4”), the Notice on Certain Policies to Further Encourage the Development of the Software and Integrated Circuit Industries which reinstates the EIT incentives stipulated by Circular No. 1 for the software and integrated circuit enterprises.

On April 20, 2012, State Tax Bureau issued CaiShui [2012] No. 27 (“Circular No. 27”), stipulating the income tax policies for the development of integrated circuit industry. Circular No. 1 was partially abolished by Circular No. 27 and the preferential taxation policy in Circular No. 1 was replaced by Circular No. 27.

On July 25, 2013, State Tax Bureau issued [2013] No. 43 (“Circular No. 43”), clarifying that the accreditation and preferential tax policy of integrated circuit enterprise established before December 31, 2010, is applied pursuant to Circular No. 1.

42	SMIC 2016 INTERIM REPORT

11.	INCOME TAX EXPENSE (CONTINUED)

On May 4, 2016, State Tax Bureau, Ministry of Finance and other joint ministries issued Caishui [2016] No. 49 (“Circular No. 49”), which highlights the implementation of the record-filing system, clarification on certain criteria for tax incentive entitlement and establishment of a post-record filing examination mechanism and enhancement of post-administration.

The detailed tax status of SMIC’s principal PRC entities with tax holidays is elaborated as follows:

1)	Semiconductor Manufacturing International (Shanghai) Corporation (“SMIS” or “SMIC Shanghai”)

Pursuant to the relevant tax regulations, SMIS is qualified as an integrated circuit enterprise and enjoyed a 10-year tax holiday (five year full exemption followed by five year half reduction) beginning from 2004 after utilizing all prior years’ tax losses. After expiration of 10-year tax holiday in 2014, SMIS continued to enjoy preferential income tax rate as a integrated circuit enterprise. The income tax rate for SMIS for 2016 is 15% (2015: 15%).

2)	Semiconductor Manufacturing International (Tianjin) Corporation (“SMIT” or “SMIC Tianjin”)

In accordance with Circular No. 43 and Circular No. 1, SMIT is qualified as an integrated circuit enterprise and enjoying a 10-year tax holiday (five year full exemption followed by five year half reduction) beginning from 2013 after utilizing all prior years’ tax losses. The income tax rate for SMIT was 0% from 2013 to 2017 and 12.5% from 2018 to 2022. After that, the income tax rate will be 15%.

3)	Semiconductor Manufacturing International (Beijing) Corporation (“SMIB” or “SMIC Beijing”)

In accordance with Circular No. 43 and Circular No. 1, SMIB is qualified as an integrated circuit enterprise and enjoying a 10-year tax holiday (five year full exemption followed by five year half reduction) beginning from 2015 after utilizing all prior years’ tax losses. The income tax rate for SMIB was 0% from 2015 to 2019 and 12.5% from 2020 to 2024. After that, the income tax rate will be 15%.

4)	Semiconductor Manufacturing International (Shenzhen) Corporation (“SMIC Shenzhen”), Semiconductor Manufacturing North China (Beijing) Corporation (“SMNC”) and SJ Semiconductor (Jiangyin) Corporation (“SJ Jiangyin”)

In accordance with Circular No. 43, Circular No. 27 and Circular No. 49, SMIC Shenzhen, SMNC and SJ Jiangyin are entitled to the preferential tax rate of 15% and 10-year tax holiday (five year full exemption followed by five year half reduction) subsequent to its first profit-making year after utilizing all prior tax losses on or before December 31, 2017. SMIC Shenzhen, SMNC and SJ Jiangyin were in accumulative loss positions as of June 30, 2016 and the tax holiday has not begun to take effect.

All the other PRC entities of SMIC were subject to the income tax rate of 25%.

SMIC 2016 INTERIM REPORT	43

12.	DIVIDEND

The Board did not recommend the payment of any dividend for the six months ended June 30, 2016 (six months ended June 30, 2015: Nil).

13.	EARNINGS PER SHARE

The calculation of basic and diluted earnings per share attributable to the owners of the Company is based on following data.

	Six months ended
	06/30/16	06/30/15
	USD’000	USD’000
Basic earnings per share	0.00	0.00
Diluted earnings per share	0.00	0.00

	Six months ended
	06/30/16	06/30/15
	USD’000	USD’000
Earnings
Earnings used in the calculation of basic earnings per share	159,061	132,181
Interest expense from convertible bonds	6,784	6,553
Earnings used in the calculation of diluted earnings per share	165,845	138,734
Number of shares
Weighted average number of ordinary shares used in the calculation of basic earnings per share	42,133,206,570	36,537,953,311
Effect of dilutive potential ordinary shares
Employee option and restricted share units	284,004,528	404,687,935
Convertible bonds	3,932,570,996	3,932,570,996
Weighted average number of ordinary shares used in the calculation of diluted earnings per share	46,349,782,094	40,875,212,242

For the six months ended June 30, 2016, the Group had 352,847,590 (six months ended June 30, 2015: 244,268,541) weighted average outstanding employee stock options which were excluded from the computation of diluted earnings per share because the exercise price was greater than the average market price of the common shares.

14.	ASSETS CLASSIFIED AS HELD FOR SALE

	06/30/16	12/31/15
	USD’000	USD’000
Assets related to employee’s living quarters	57,333	72,197

Non-current assets are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the non-current asset is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

44	SMIC 2016 INTERIM REPORT

15.	PROPERTY, PLANT AND EQUIPMENT

Construction in progress

The construction in progress balance of approximately US$2,125 million as of June 30, 2016, primarily consisted of US$998 million and US$542 million of the manufacturing equipment acquired to further expand the production capacity at two 12” fabs in Beijing and one 12” fab in Shanghai, respectively, US$196 million of the manufacturing equipment acquired to further expand the production capacity at the 8” fab in Shenzhen, US$35 million of the manufacturing equipment acquired to further expand the production capacity at the majority-owned fab with bumping services in Jiangyin, US$97 million of machinery and equipment acquired to more research and development activities at the subsidiary, SMIC Advanced Technology Research & Development (Shanghai) Corporation in Shanghai. In addition, the amount of US$77 million was related to the headquarter building in Shanghai and other US$180 million was related to various ongoing capital expenditures projects of other SMIC subsidiaries, which are expected to be completed by the end of 2016.

Impairment losses recognized in the period

The Group did not record any impairment loss of property, plant and equipment for the six months ended June 30, 2016 and 2015.

Assets pledged as security

As of June 30, 2016, property, plant and equipment with carrying amount of approximately US$667 million (December 31, 2015: approximately US$324 million) have been pledged to secure borrowings of the Group (see Note 27) under a mortgage. The Group is not allowed to pledge these assets as security for other borrowings or to sell them to another entity.

16.	SUBSIDIARIES

On May 10, 2016, the Company, SMIC Beijing, China IC Fund, Beijing Semiconductor Manufacturing and Equipment Equity Investment Centre (Limited Partnership) (“Beijing Semi Fund”), Beijing Industrial Developing Investment Management Co., Ltd. (“IDIMC”) and Zhongguancun Development Group (“ZDG”) have agreed to amend the previous joint venture agreement dated June 3, 2013, through an amendment to the joint venture agreement, pursuant to which: (i) the Company and SMIC Beijing’s outstanding aggregate capital contribution obligations as contained in the previous joint venture agreement will decrease from US$804.38 million to US$708.38 million, and their aggregate shareholding in SMNC, will decrease from 55% to 51%; and (ii) China IC Fund has agreed to make cash contribution of US$636 million into the registered capital of SMNC. Other parties’ performance of their capital contribution obligations will lead to an increase in the registered capital of SMNC from US$1.2 billion to US$2.4 billion. The capital contribution from China IC Fund was completed in June 2016 (see Note 24). The decrease in shareholdings did not change the fact that SMNC is a subsidiary of and controlled by the Company.

On June 24, 2016, the Company entered into a purchase and sale agreement to acquire 70% of the corporate capital of LFoundry S.r.l. in consideration of EUR49 million. The acquisition was completed on July 29, 2016.

SMIC 2016 INTERIM REPORT	45

17.	INVESTMENTS IN ASSOCIATES

Details of the Group’s associates, which are all unlisted companies, at the end of the reporting period are as follows:

			Percentage of
			ownership interest
	Place of		and voting power
	establishment	Class of	held by the
Name of company	and operation	share held	Company
			06/30/16	12/31/15
Toppan SMIC Electronic (Shanghai) Co., Ltd (“Toppan”)	Shanghai, PRC	Ordinary	30.0%	30.0%

Zhongxin Xiecheng Investment (Beijing) Co., Ltd (“Zhongxin Xiecheng”)	Beijing, PRC	Ordinary	49.0%	49.0%
Brite Semiconductor Corporation	Cayman Island	Ordinary	47.8%	47.8%
Suzhou Changjiang Electric Xinke Investment Co., Ltd. (“Changjiang Xinke”)**	Jiangsu, PRC	Ordinary	19.6%	19.6%
Sino IC Leasing Co., Ltd. (“Sino IC Leasing”)	Shanghai, PRC	Ordinary	11.4%*	8.8%*
China Fortune-Tech Capital Co., Ltd (“China Fortune-Tech”)	Shanghai, PRC	Ordinary	45.0%	45.0%
Beijing Wu Jin Venture Investment Center (Limited Partnership) (“WuJin”)***	Beijing, PRC	Ordinary	32.6%	32.6%
Shanghai Fortune-Tech Qitai Invest Center (Limited Partnership) (“Fortune-Tech Qitai”)***	Shanghai, PRC	Ordinary	33.0%	33.0%
Shanghai Fortune-Tech Zaixing Invest Center (Limited Partnership) (“Fortune-Tech Zaixing”)***	Shanghai, PRC	Ordinary	66.2%*	66.2%*
Suzhou Fortune-Tech Oriental Invest Center (Limited Partnership) (“Fortune-Tech Oriental”)***	Jiangsu, PRC	Ordinary	44.8%	44.8%

* In accordance with investment agreements, the Group has significant influence over Sino IC Leasing and Fortune-Tech Zaixing.

**	On April 27, 2016, SilTech Semiconductor (Shanghai) Corporation Limited (“SilTech Shanghai”) and Jiangsu Changjiang Electronics Technology Co., Ltd (“JCET”) entered into a disposal agreement, pursuant to which SilTech Shanghai agreed to sell its 19.61% equity interest in Changjiang Xinke to JCET in consideration of RMB664 million, which will be satisfied by JCET’s issue of 43,229,166 shares of JCET to SilTech Shanghai at RMB15.36 per share. Meanwhile, SilTech Shanghai and JCET entered into a subscription agreement, pursuant to which SilTech Shanghai agreed to subscribe for and JCET agreed to issue 150,681,044 shares of JCET in consideration of an aggregate subscription price of RMB2,655 million in cash. Both the disposal agreement and the subscription are not effective as of the date of this report and is waiting for the approval from China Securities Regulatory Commission.

***	The Group invested in these associates indirectly through China IC Capital Co., Ltd (the “Fund”), a wholly-owned investment fund company of the Company. The Fund is intended to invest primarily in integrated circuits related fund products and investment projects. The Group’s joint ventures invested indirectly through the Fund are disclosed in Note 18.

Above associates are accounted for using the equity method in these condensed consolidated financial statements.

46	SMIC 2016 INTERIM REPORT

18.	INVESTMENTS IN JOINT VENTURES

Details of the Group’s joint ventures, which are all unlisted companies invested directly through China IC Capital Co., Ltd, at the end of the reporting period are as follows:

Name of company	Place of establishment and operation	Class of share held	Percentage of ownership interest and voting power held by the Company
			06/30/16	12/31/15
Shanghai Xinxin Investment Centre (Limited Partnership) (“Shanghai Xinxin”)	Shanghai, PRC	Ordinary	49.0%	49.0%
Shanghai Chengxin Investment Center (Limited Partnership) (“Shanghai Chengxin”)	Shanghai, PRC	Ordinary	42.0%	42.0%

19.	DERIVATIVE FINANCIAL INSTRUMENT

As of June 30, 2016, the amount of the derivative financial instrument was US$24.6 million (December 31, 2015: US$30.2 million), which was a put option granted by JCET to sell the shares of Changjiang Xinke to JCET, pursuant to an investment exit agreement entered into by SilTech Shanghai (a subsidiary of the Company), JCET and Jiangsu Xinchao Technology Group Co., Ltd (a substantial shareholder of JCET). The fair value change of the derivative financial instrument was a loss of US$5.7 million for the six months ended June 30, 2016 (six months ended June 30, 2015: nil). Please refer to note 33 for valuation techniques of the put option.

20.	OTHER FINANCIAL ASSETS

	30/06/16	12/31/15
	USD’000	USD’000
Derivatives
Foreign currency forward contracts	—	172
Cross currency swap contracts	78	—
Short-term investments
Financial products sold by banks	296,970	257,583
Bank deposits over 3 months	6,673	25,125
	303,721	282,880

SMIC 2016 INTERIM REPORT	47

21.	INVENTORIES

	06/30/16	12/31/15
	USD’000	USD’000
Raw materials	103,649	88,134
Work in progress	257,972	225,475
Finished goods	42,644	73,717
	404,265	387,326

22.	TRADE AND OTHER RECEIVABLES

	06/30/16	12/31/15
	USD’000	USD’000
Trade receivables	459,908	399,200
Allowance for doubtful debts	(40,836)	(41,976)
	419,072	357,224
Other receivables and refundable deposits	238,334	142,622
	657,406	499,846

The Group determines credit terms ranging generally from 30 to 60 days for each customer on a case- by-case basis, based on its assessment of such customer’s financial standing and business potential with the Group.

The following is analysis of trade receivables presented based on the invoice date at the end of the reporting period:

	06/30/16	12/31/15
	USD’000	USD’000
Within 30 days	254,596	177,542
Between 31-60 days	146,953	151,377
Over 60 days	58,359	70,281
Total	459,908	399,200

The following is analysis of trade receivables (net of allowance for doubtful debt) by age, presented based on due date:

	06/30/16	12/31/15
	USD’000	USD’000
Current	387,944	312,479
Past due but not impaired
Within 30 days	23,916	39,737
Between 31-60 days	5,858	3,534
Over 60 days	1,354	1,474
Total	419,072	357,224

48	SMIC 2016 INTERIM REPORT

23.	RESTRICTED CASH

As of June 30, 2016, restricted cash consisted of US$4.6 million (December 31, 2015: US$1.1 million) of bank time deposits pledged against letters of credit and short-term borrowings, and US$72.7 million (December 31, 2015: US$74.0 million) of government funding received mainly for the reimbursement of research and development expenses to be incurred.

As of June 30, 2016 the restricted cash of US$151.1 million (December 31, 2015: US$227.3 million) was from a low interest cost entrusted loan granted by CDB Development Fund through China Development Bank, which is designated to be used for future capacity expansion. The Company expects to spend the restricted cash within the next 12 months.

24.	SHARES AND ISSUED CAPITAL

Ordinary shares of US$0.0004 each issued and fully paid

	Six months ended June 30, 2016		Six months ended June 30, 2015
	Number of shares	Share capital	Number of shares	Share capital
		USD’000		USD’000
Balance at January 1	42,073,748,961	16,830	35,856,096,167	14,342
Issuance of shares under the Group’s employee stock incentive plans	116,568,495	46	194,006,796	78
Ordinary shares issued at June 8, 2015	—	—	4,700,000,000	1,880
Balance at June 30	42,190,317,456	16,876	40,750,102,963	16,300

Fully paid ordinary shares, which have a par value of US$0.0004, carry one vote per share and carry a right to dividends.

25.	SHARE-BASED PAYMENTS

Share options schemes

The Company’s stock incentive plans allow the Company to offer a variety of incentive awards to employees, consultants or external service advisors of the Group.

The expense recognized for employee services received during the period is shown in the following table:

	Six months ended
	06/30/16	06/30/15
	USD’000	USD’000
Expense arising from equity-settled share-based payment transactions	8,063	8,088

SMIC 2016 INTERIM REPORT	49

25.	SHARE-BASED PAYMENTS (CONTINUED)

Movements during the period

(i)	The following table illustrates the number and weighted average exercise prices (WAEP) of, and movements in, share options during the period (excluding Restricted Share Units (“RSUs”) and share option plan for subsidiaries (“Subsidiary Plan”):

	2016	2016		2015	2015
	Number	WAEP		Number	WAEP
Outstanding at January 1	1,002,955,779	US$	0.08	1,163,627,269	US$	0.08
Granted during the period	14,592,477	US$	0.08	49,739,650	US$	0.10
Forfeited and expired during the period	(36,187,910)	US$	0.12	(53,333,368)	US$	0.14
Exercised during the period	(12,031,765)	US$	0.05	(103,399,197)	US$	0.07
Outstanding at June 30	969,328,581	US$	0.08	1,056,634,354	US$	0.08

In the current interim period, share options were granted on May 25, 2016. The fair values of the options determined at the dates of grant using the Black-Scholes Option Pricing model were US$0.04.

The weighted average closing price of the Company’s shares immediately before the dates on which the share options were exercised was US$0.09.

The following table lists the inputs to the Black Scholes Option Pricing model used for the options granted during the six months ended June 30, 2016 and 2015:

	2016	2015
Dividend yield (%)	—	—
Expected volatility	45.66%	45.38%
Risk-free interest rate	1.47%	1.55%
Expected life of share options	5 years	5 years

The risk-free rate for periods within the contractual life of the options is based on the yield of the US Treasury Bond. The expected term of options granted represents the period of time that options granted are expected to be outstanding. Expected volatilities are based on the average volatility of the Company’s stock prices with the time period commensurate with the expected term of the options. The dividend yield is based on the Group’s intended future dividend plan.

The valuation of the options is based on the best estimates from the Group by taking into account a number of assumptions and is subject to limitation of the valuation model. Changes in variables and assumptions may affect the fair value of these options.

50	SMIC 2016 INTERIM REPORT

25.	SHARE-BASED PAYMENTS (CONTINUED)

Movements during the period (Continued)

(ii)	The following table illustrates the number and weighted average fair value (WAFV) of, and movements in, RSUs during the period (excluding share option plan and Subsidiary Plan):

	2016 Number	2016 WAFV		2015 Number	2015 WAFV
Outstanding at January 1	304,512,677	US$	0.10	274,057,667	US$	0.09
Granted during the period	77,456,477	US$	0.08	144,812,985	US$	0.11
Forfeited during the period	(6,249,000)	US$	0.10	(7,161,483)	US$	0.09
Exercised during the period	(104,536,730)	US$	0.09	(90,607,599)	US$	0.08
Outstanding at June 30	271,183,424	US$	0.10	321,101,570	US$	0.10

In the current interim period, RSUs were granted on May 25, 2016. The fair value of the RSUs determined at the date of grant using the Black-Scholes Option Pricing model was US$0.08.

The weighted average closing price of the Company’s shares immediately before the date on which the RSUs were exercised was US$0.09.

The following table lists the inputs to the Black Scholes Option Pricing model used for the RSUs granted during the six months ended June 30, 2016 and 2015:

	2016	2015
Dividend yield (%)	—	—
Expected volatility	39.60%	36.99%
Risk-free interest rate	0.91%	0.60%
Expected life of RSUs	2 years	2 years

The risk-free rate for periods within the contractual life of the RSUs is based on the yield of the US Treasury Bond. The expected term of RSUs granted represents the period of time that RSUs granted are expected to be outstanding. Expected volatilities are based on the average volatility of the Company’s stock prices with the time period commensurate with the expected term of the RSUs. The dividend yield is based on the Group’s intended future dividend plan.

The valuation of the RSUs is based on the best estimates from the Group by taking into account a number of assumptions and is subject to limitation of the valuation model. Changes in variables and assumptions may affect the fair value of these RSUs.

SMIC 2016 INTERIM REPORT	51

25.	SHARE-BASED PAYMENTS (CONTINUED)

Movements during the period (Continued)

(iii)	The following table illustrates the number and weighted average exercise prices (WAEP) of, and movements in, share options of the Subsidiary Plan during the period (excluding share option plan and RSUs):

	2016	2016
	Number	WAEP
Outstanding at January 1	7,000,000	US$	0.06
Granted during the period	—		—
Forfeited during the period	—		—
Exercised during the period	—		—
Outstanding at June 30	7,000,000	US$	0.06

In the current interim period, there is no share option of the Subsidiary Plan was granted.

The range of exercise prices for share options of the Subsidiary Plan outstanding at the end of the period was from US$0.05 to US$0.08.

26.	TRADE AND OTHER PAYABLES

	06/30/16	12/31/15
	USD’000	USD’000
Trade payables	928,453	885,438
Advance receipts from customers	94,152	72,865
Deposit received	44,408	47,468
Other payable	30,730	41,995
	1,097,743	1,047,766

Trade payables are non-interest bearing and are normally settled on 30-day to 60-day terms.

As of June 30, 2016, trade payables were US$928.5 million (as of December 31, 2015: US$885.4 million), within which the payables for property, plant and equipment were US$650.0 million (as of December 31, 2015: US$660.7 million).

The following is an aged analysis of trade payables presented based on the invoice date at the end of the reporting period.

	06/30/16	12/31/15
	USD’000	USD’000
Within 30 days	782,496	788,936
Between 31-60 days	43,962	36,596
Over 60 days	101,995	59,906
Total	928,453	885,438

52	SMIC 2016 INTERIM REPORT

26.	TRADE AND OTHER PAYABLES (CONTINUED)

An aged analysis of the trade payable is as follows:

	06/30/16	12/31/15
	USD’000	USD’000
Current	815,851	814,553
Overdue:
Within 30 days	29,050	24,554
Between 31 to 60 days	32,617	10,458
Over 60 days	50,935	35,873
	928,453	885,438

27.	BORROWINGS

	06/30/16	12/31/15
	USD’000	USD’000
At amortized cost
Short-term commercial bank loans	30,055	62,872
	30,055	62,872
Long-term debt by contracts
2013 USD Loan (SMIC Shanghai)	10,760	10,760
2015 USD Loan (SMIC Shanghai)	46,248	52,854
2015 RMB Loan I (SMIC Shanghai)	150,775	154,095
2015 RMB Loan II (SMIC Shanghai)	71,618	73,195
2015 EXIM RMB Loan (SMIC Shanghai)	75,387	73,966
2014 EXIM RMB Loan (SMIC Beijing)	36,186	36,983
2016 EXIM RMB Loan (SMIC Beijing)	60,310	—
2016 EXIM RMB Loan (SMIC)	75,387	—
2015 CDB RMB Loan I(SMIC Beijing)	29,401	30,048
2016 CDB RMB Loan II(SMIC Beijing)	220,131	—
2015 RMB Entrust loan (SJ Jiangyin)	14,022	14,331
2015 CDB USD Loan (SJ Jiangyin)	2,000	20,000
Others	501,552	—
	1,293,777	466,232
Less: current maturities of long-term debt	61,320	50,196
Non-current maturities of long-term debt	1,232,457	416,036
Borrowing by repayment schedule:
Within 1 year	91,375	113,068
Within 1–2 years	42,882	15,830
Within 2–5 years	800,460	172,916
Over 5 years	389,115	227,290
	1,323,832	529,104

SMIC 2016 INTERIM REPORT	53

27.	BORROWINGS (CONTINUED)

As of June 30, 2016, property, plant and equipment with carrying amount of approximately US$667 million (December 31, 2015: US$324 million) have been pledged to secure borrowings of the Group (see Note 15).

Other borrowings represented US$501.6 million (December 31, 2015: nil) of borrowings under three financing arrangements entered into by the Group with third-party financing companies in the form of a sale and leaseback transaction with a repurchase option. The subject sold and leased back under the financing arrangement is a batch of production equipment of the Group. As the repurchase prices are set at below US$1.00 which are minimal compared to the expected fair value and the Group is certain that it will exercise the repurchase options, the above financing arrangements have been accounted for as collateralized borrowings of the Group.

28.	CONVERTIBLE BONDS

(i)	Issue of US$200 million zero coupon zero yield convertible bonds due 2018

On November 7, 2013, the Company issued zero coupon zero yield convertible bonds at a par value of US$200,000 each with an aggregate principal amount of US$200,000,000 (the “Original Bonds”). The issue price was 100% of the aggregate principal amount of the Original Bonds. The Original Bonds is a compound instrument that included a liability component and an equity component. There are embedded derivatives in respect of the early redemption features of the Original Bonds, which are deemed to be clearly and closely related to the host contract and therefore, do not need to be separately accounted for. The fair value of the liability component of the Original Bonds was approximately US$179.4 million and the equity component was approximately US$15.2 million, determined by deducting the amount of the liability component from the fair value of the compound instrument as a whole.

USD’000
Principal amount	200,000
Transaction cost	(5,400)
Liability component at the date of issue	(179,390)
Equity component	15,210

Please refer to the Company’s annual consolidated financial statements as at December 31, 2015 for the principal terms of the Original Bonds.

54	SMIC 2016 INTERIM REPORT

(i)	Issue of US$200 million zero coupon zero yield convertible bonds due 2018 (Continued)

Subsequent to the initial recognition, the liability component of the Original Bonds was carried at amortized cost using the effective interest method. The effective interest rate of the liability component of the Original Bonds was 3.69% per annum. The movement of the liability component and equity component of the Original Bonds for the period ended June 30, 2016 is set out below:

	Liability Component	Equity Component	Total
	USD’000	USD’000	USD’000
As at December 31, 2014	187,156	15,210	202,366
Interest charged during the period	3,434	—	3,434
As at June 30, 2015	190,590	15,210	205,800
As at December 31, 2015	194,066	15,210	209,276
Interest charged during the period	3,560	—	3,560
As at June 30, 2016	197,626	15,210	212,836

The equity component will remain in convertible bond equity reserve until the embedded conversion option is exercised or the bonds mature.

(ii)	Issue of US$86.8 million zero coupon zero yield convertible bonds due 2018

On May 29, 2014, the Company issued convertible bonds at a par value of US$200,000 each with an aggregate principal amount of US$54,600,000 to Datang Holdings (Hongkong) Investment Company Limited (“Datang”) and an aggregate principal amount of US$32,200,000 to Country Hill Limited (“Country Hill”) (collectively, the “Original Pre-emptive Bonds”). The issue price was 100% of the aggregate principal amount of the Original Pre-emptive Bonds and the terms and conditions of the Original Pre-emptive Bonds are the same in all respects as those for the Original Bonds except for the issue date. The Original Pre-emptive Bonds is a compound instrument that included a liability component and an equity component. There are embedded derivatives in respect of the early redemption features of the Original Pre-emptive Bonds, which are deemed to be clearly and closely related to the host contract and therefore, do not need to be separately accounted for. The fair value of the liability component of the Original Pre-emptive Bonds was approximately US$81.2 million and the equity component was approximately US$5.6 million, determined by deducting the amount of the liability component from the fair value of the compound instrument as a whole.

USD’000
Principal amount	86,800
Liability component at the date of issue	(81,235)
Equity component	5,565

SMIC 2016 INTERIM REPORT	55

(ii)	Issue of US$86.8 million zero coupon zero yield convertible bonds due 2018 (Continued)

Subsequent to the initial recognition, the liability component of the Original Pre-emptive Bonds was carried at amortized cost using the effective interest method. The effective interest rate of the liability component of the Original Pre-emptive Bonds was 2.78% per annum. The movement of the liability component and equity component of the Original Pre-emptive Bonds for the period ended June 30, 2016 is set out below:

	Liability Component	Equity Component	Total
	USD’000	USD’000	USD’000
As at December 31, 2014	82,550	5,565	88,115
Interest charged during the period	1,133	—	1,133
As at June 30, 2015	83,683	5,565	89,248
As at December 31, 2015	84,842	5,565	90,407
Interest charged during the period	1,164	—	1,164
As at June 30, 2016	86,006	5,565	91,571

The equity component will remain in convertible bond equity reserve until the embedded conversion option is exercised or the Original Pre-emptive Bonds mature.

The Original Pre-emptive Bonds have been consolidated and have formed a single series with the Original Bonds from the date of their issue.

(iii)	Issue of US$95 million zero coupon zero yield convertible bonds due 2018

On June 24, 2014, the Company issued convertible bonds at a par value of US$200,000 each with an aggregate principal amount of US$95,000,000 (the “Further Bonds”). The issue price was 101.5% of the aggregate principal amount of the Further Bonds and the terms and conditions of the Further Bonds are the same in all respects as those for the Original Bonds except for the issue date. The Further Bonds is a compound instrument that included a liability component and an equity component. There are embedded derivatives in respect of the early redemption features of the Further Bonds, which are deemed to be clearly and closely related to the host contract and therefore, do not need to be separately accounted for. The fair value of the liability component of the Further Bonds was approximately US$87.1 million and the equity component was approximately US$7.1 million, determined by deducting the amount of the liability component from the fair value of the compound instrument as a whole.

USD’000
Principal amount	95,000
Premium of convertible bonds	1,425
Transaction cost	(2,187)
Liability component at the date of issue	(87,090)
Equity component	7,148

56	SMIC 2016 INTERIM REPORT

(iii)	Issue of US$95 million zero coupon zero yield convertible bonds due 2018 (Continued)

Subsequent to the initial recognition, the liability component of the Further Bonds was carried at amortized cost using the effective interest method. The effective interest rate of the liability component of the Further Bonds was 3.79% per annum. The movement of the liability component and equity component of the Further Bonds for the period ended June 30, 2016 is set out below:

	Liability	Equity
	Component	Component	Total
	USD’000	USD’000	USD’000
As at December 31, 2014	88,740	7,148	95,888
Interest charged during the period	1,650	—	1,650
As at June 30, 2015	90,390	7,148	97,538
As at December 31, 2015	92,102	7,148	99,250
Interest charged during the period	1,713	—	1,713
As at June 30, 2016	93,815	7,148	100,963

The equity component will remain in convertible bond equity reserve until the embedded conversion option is exercised or the Further Bonds mature.

The Further Bonds have been consolidated and have formed a single series with the Original Bonds from the date of their issue.

(iv)	Issue of US$22.2 million zero coupon zero yield convertible bonds due 2018

On December 4, 2014, the Company issued convertible bonds at a par value of US$200,000 each with an aggregate principal amount of US$22,200,000 to Datang (the “Further Pre-emptive Bonds”). The issue price was 101.5% of the aggregate principal amount of the Further Pre-emptive Bonds and the terms and conditions of the Further Pre-emptive Bonds are the same in all respects as those for the Original Bonds except for the issue date. The Further Pre-emptive Bonds is a compound instrument that included a liability component and an equity component. There are embedded derivatives in respect of the early redemption features of the Further Pre-emptive Bonds, which are deemed to be clearly and closely related to the host contract and therefore, do not need to be separately accounted for. The fair value of the liability component of the Further Preemptive Bonds was approximately US$20.9 million and the equity component was approximately US$1.6 million, determined by deducting the amount of the liability component from the fair value of the compound instrument as a whole.

USD’000
Principal amount	22,200
Premium of convertible bonds	333
Liability component at the date of issue	(20,892)
Equity component	1,641

SMIC 2016 INTERIM REPORT	57

(iv)	Issue of US$22.2 million zero coupon zero yield convertible bonds due 2018 (Continued)

Subsequent to the initial recognition, the liability component of the Further Pre-emptive Bonds was carried at amortized cost using the effective interest method. The effective interest rate of the liability component of the Further Pre-emptive Bonds was 3.22% per annum. The movement of the liability component and equity component of the Further Pre-emptive Bonds for the period ended June 30, 2016 is set out below:

	Liability	Equity
	Component	Component	Total
	USD’000	USD’000	USD’000
As at December 31, 2014	20,948	1,641	22,589
Interest charged during the period	336	—	336
As at June 30, 2015	21,284	1,641	22,925
As at December 31, 2015	21,622	1,641	23,263
Interest charged during the period	347	—	347
As at June 30, 2016	21,969	1,641	23,610

The equity component will remain in convertible bond equity reserve until the embedded conversion option is exercised or the Further Pre-emptive Bonds mature.

The Further Pre-emptive Bonds have been consolidated and have formed a single series with the Original Bonds from the date of their issue.

The holders of each convertible bond may require the Company to redeem all or some only of the convertible bonds at their principal amount on November 7, 2016. Accordingly, all the convertible bonds disclosed above were classified as current liabilities at the date of this report.

58	SMIC 2016 INTERIM REPORT

29.	SHORT-TERM AND MEDIUM-TERM NOTES

On June 7 and June 8, 2016, the Company issued the one-year short-term notes of RMB600 million (approximately US$90.5 million) and the three-year medium-term notes of RMB1,500 million (approximately US$226.2 million) through National Association of Financial Market Institutional Investors (“NAFMII”). The short-term notes carry a coupon interest rate of 2.99% per annum with note interest payable annually on June 7, 2017 and the medium-term notes carry a coupon interest rate of 3.35% per annum with interest due annually on June 8, 2017, June 8, 2018 and June 10, 2019. As at the issue date, the net book value of the liabilities of short-term notes amounted to RMB600 million (approximately US$90.5 million) and the net book value of the liabilities of medium-term notes amounted to RMB1,485.2 million (approximately US$223.9 million).

	Short-term notes	Medium-term notes
	USD’000	USD’000
Principal amount	90,465	226,162
Transaction cost	—	(2,226)
Notes payable as at the issue date	90,465	223,936

The movement of the short-term and medium-term notes for the period ended June 30, 2016 is set out below:

	Short-term notes	Medium-term notes
	USD’000	USD’000
As at the date of issue	90,465	223,936
Interest charged during the period	225	691
Interest payable recognized during the period	(225)	(631)
As at June 30, 2016	90,465	223,996

Based on the issuance quota approved by NAFMII on April 11, 2016, the Company plans to issue the rest quota of the medium-term notes and short-term notes within 2 years.

30.	BONDS PAYABLE

On October 7, 2014, the Company issued 5-year unsecured corporate bonds for a total amount of US$500 million. The corporate bonds carry a coupon interest rate of 4.125% with bond interest payable semi-annually on March 31 and September 30. As at the issue date, the net book value of the liabilities amounted to US$491.2 million after the deduction of (1) a discount of US$5.2 million and (2) issue expenses of US$3.6 million.

USD’000
Principal amount	500,000
Discount of bonds payable	(5,185)
Transaction cost	(3,634)
Bonds payable as at the issue date	491,181

SMIC 2016 INTERIM REPORT	59

30.	BONDS PAYABLE (CONTINUED)

The movement of the corporate bonds for the period ended June 30, 2016 is set out below:

USD’000
As at December 31, 2014	491,579
Interest charged during the period	11,117
Interest payable recognized during the period	(10,313)
As at June 30, 2015	492,383
As at December 31, 2015	493,207
Interest charged during the period	11,154
Interest payable recognized during the period	(10,313)
As at June 30, 2016	494,048

31.	OTHER FINANCIAL LIABILITIES

	06/30/16	12/31/15
	USD’000	USD’000
Derivatives carried at fair value through profit or loss (FVTPL)
Non-current:
Cross currency swap contracts	17,747	—
Current:
Cross currency swap contracts	422	1,459
	18,169	1,459

32.	COMMITMENTS FOR EXPENDITURE

Purchase commitments

As of June 30, 2016, the Group had the following commitments to purchase machinery, equipment and construction obligations. The machinery and equipment is scheduled to be delivered to the Group’s facility by December 31, 2016.

	06/30/16	12/31/15
	USD’000	USD’000
Commitments for the facility construction	192,720	165,274
Commitments for the acquisition of property, plant and equipment	773,078	1,146,275
Commitments for the acquisition of intangible assets	7,297	29,392
	973,095	1,340,941

60	SMIC 2016 INTERIM REPORT

33.	FAIR VALUE OF FINANCIAL INSTRUMENTS

The Group considers that the carrying amounts of financial assets and financial liabilities recognized in the condensed consolidated financial statements approximate their fair values.

Valuation techniques and assumptions applied for the purposes of measuring fair value

The fair values of financial assets and financial liabilities are determined as follows:

•	the fair value of financial instruments based on quoted market prices in active markets, valuation techniques that use observable market-based inputs or unobservable inputs that are corroborated by market data. Pricing information the Group obtains from third parties is internally validated for reasonableness prior to use in the condensed consolidated financial statements. When observable market prices are not readily available, the Group generally estimates the fair value using valuation techniques that rely on alternate market data or inputs that are generally less readily observable from objective sources and are estimated based on pertinent information available at the time of the applicable reporting periods. In certain cases, fair values are not subject to precise quantification or verification and may fluctuate as economic and market factors vary and the Group’s evaluation of those factors changes.

Fair value measurements recognized in the consolidated statement of financial position

The following tables provide an analysis of financial instruments that are measured at fair value on a recurring basis subsequent to initial recognition, grouped into Levels 1 to 3 based on the degree to which the fair value is observable. There is no transfer within different levels of the fair value hierarchy in the period ended June 30, 2016.

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active market for identical assets or liabilities;

•	Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices);

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

SMIC 2016 INTERIM REPORT	61

33.	FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

Fair value measurements recognized in the consolidated statement of financial position (CONTINUED)

		06/30/16
	Valuation technique(s) and
	key input	Level 1	Level 2	Level 3	Total
		USD’000	USD’000	USD’000	USD’000
Financial assets at FVTPL
Short-term investment carried at fair value through profit or loss	Discounted cash flow. Future cash flows are estimated based on contracted interest rates and discounted	—	296,970	—	296,970
Cross currency swap contracts classified as other financial assets in the statement of financial position	Discounted cash flow. Future cash flows are estimated based on forward exchange rates (from observable forward exchange rates at the end of the reporting period) and contracted forward rates and discounted	—	78	—	78
Available-for-sale investment	Quoted prices in active markets	2,761	—	—	2,761
Available-for-sale investment	Recent transaction price	—	—	14,845	14,845
Derivative financial instrument	Measured by Binational Model with key assumptions including exercise multiple (75%), risk free rate of interest (0.29%), expected volatility (47.1%) and rate of return (10%)	—	—	24,551	24,551
Total		2,761	297,048	39,396	339,205

		06/30/16
	Valuation technique(s) and
	key input	Level 1	Level 2	Level 3	Total
		USD’000	USD’000	USD’000	USD’000
Financial liabilities at FVTPL
Cross currency swap contracts classified as other financial liabilities in the statement of financial position	Discounted cash flow. Future cash flows are estimated based on forward exchange rates (from observable forward exchange rates at the end of the reporting period) and contracted forward rates and discounted	—	18,169	—	18,169
Total		—	18,169	—	18,169

62	SMIC 2016 INTERIM REPORT

33.	FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

Fair value measurements recognized in the consolidated statement of financial position (CONTINUED)

		12/31/15
	Valuation technique(s) and
	key input	Level 1	Level 2	Level 3	Total
		USD’000	USD’000	USD’000	USD’000
Financial assets at FVTPL
Short-term investment carried at fair value through profit or loss	Discounted cash flow. Future cash flows are estimated based on contracted interest rates and discounted	—	257,583	—	257,583
Foreign currency forward contracts classified as other financial assets in the statement of financial position	Discounted cash flow. Future cash flows are estimated based on forward exchange rates (from observable forward exchange rates at the end of the reporting period) and contracted forward rates and discounted	—	172	—	172
Available-for-sale investment	Quoted prices in active markets	3,300	—	—	3,300
Available-for-sale investment	Recent transaction price	—	—	15,173	15,173
Derivative financial instrument	Measured by Binational Model with key assumptions including exercise multiple (75%), risk free rate of interest (1.2%), expected volatility (46.8%) and rate of return (10%)	—	—	30,173	30,173
Total		3,300	257,755	45,346	306,401

		12/31/15
	Valuation technique(s) and
	key input	Level 1	Level 2	Level 3	Total
		USD’000	USD’000	USD’000	USD’000
Financial liabilities at FVTPL
Cross currency swap contracts classified as other financial liabilities in the statement of financial position	Discounted cash flow. Future cash flows are estimated based on forward exchange rates (from observable forward exchange rates at the end of the reporting period) and contracted forward rates and discounted	—	1,459	—	1,459
Total			1,459		1,459

SMIC 2016 INTERIM REPORT	63

34.	RELATED PARTY TRANSACTIONS

The names of the related parties which had transactions with the Group for the period ended June 30, 2016 and the relationships with the Group are disclosed below.

Related party name	Relationship with the Group
China Academy of Telecommunication Technology	A member of Datang Telecom Technology & Industry Group (“Datang Group”), which owns Datang Holdings
Datang Telecom Technology & Industry Holdings Co., Ltd. (“Datang Holdings”)	A substantial shareholder of the Company
Datang Microelectronics Technology Co., Ltd	A member of Datang Group
Datang Semiconductor Co., Ltd.	A member of Datang Group
Leadcore Technology Co., Ltd. and Leadcore Technology (Hong Kong) Co., Ltd. (“Leadcore”)	A member of Datang Group
Datang Telecom Group Finance Co., Ltd. (“Datang Finance”)	A member of Datang Group
China Integrated Circuit Industry Investment Fund Co., Ltd., (“China IC Fund”)	A substantial shareholder of the Company
Toppan	An associate of the Group
Brite Semiconductor Corporation and its subsidiaries (“Brite”)	An associate of the Group
China Fortune-Tech	An associate of the Group
Zhongxin Xiecheng	An associate of the Group

64	SMIC 2016 INTERIM REPORT

34.	RELATED PARTY TRANSACTIONS (CONTINUED)

Trading transactions

During the period, group entities entered into the following trading transactions with related parties that are not members of the Group:

	Sale of goods		Sale of services
	Six months ended		Six months ended
	06/30/16	06/30/15	06/30/16	06/30/15
	USD’000	USD’000	USD’000	USD’000
Datang Microelectronics Technology Co., Ltd.	5,453	6,453	—	—
Datang Semiconductor Co., Ltd.	528	—	—	—
Leadcore	757	2,616	—	—
Toppan	—	—	1,923	2,319
Brite	19,308	15,528	—	—
China Fortune-Tech	—	—	33	36

	Purchase of goods		Purchase of services
	Six months ended		Six months ended
	06/30/16	06/30/15	06/30/16	06/30/15
	USD’000	USD’000	USD’000	USD’000
China Academy of Telecommunication Technology	—	—	—	365
Toppan	—	—	4,653	8,461
Zhongxin Xiecheng	—	—	4	624
Brite	25	—	898	801
China Fortune-Tech	—	—	17	693
Datang Finance	—	—	15	—

The following balances were outstanding at the end of the reporting period:

	Amounts due from		Amounts due to
	related parties		related parties
	06/30/16	12/31/15	06/30/16	12/31/15
	USD’000	USD’000	USD'000	USD’000
Datang Semiconductor Co., Ltd	549	61	—	—
Datang Microelectronics
Technology Co., Ltd	4,894	5,338	—	—
Leadcore	339	1,948	1,612	3,667
Toppan	965	317	1,239	1,148
Brite	5,562	5,661	7	141
China Fortune-Tech	6	40	—	—

SMIC 2016 INTERIM REPORT	65

34.	RELATED PARTY TRANSACTIONS (CONTINUED)

Capital contribution

In June 2016, China IC Fund made a capital contribution of US$636 million into the registered capital of SMNC (the Company’s majority-owned subsidiary in Beijing). Please refer to note 16 for details.

Arrangements/contracts for sale of self-developed living quarter unit

In the first half of 2016, the Group entered into arrangement/contracts with one of directors of the Company for sale of self-developed living quarter unit and the amount of the consideration is approximately US$1.0 million. The consideration was not completed as of the date of this interim report.

In 2015, the Group entered into arrangement/contracts with 4 of the Company’s directors and key management for sale of self-developed living quarter units and the amount of the considerations was approximately US$3.6 million, within which one transaction amounted to US$0.9 million was completed in March 2016 and other 3 considerations were not completed as of the date of this interim report.

35.	SUBSEQUENT EVENTS

On July 7, 2016, the Company issued zero coupon convertible bonds at a par value of US$250,000 each with an aggregate principal amount of US$450,000,000. The issue price was 100% of the aggregate principal amount of the 2016 Convertible Bonds.

On June 24, 2016, the Company entered into a purchase and sale agreement to acquire 70% of the corporate capital of LFoundry S.r.l. in consideration of EUR49 million and the acquisition was completed on July 29, 2016.

66	SMIC 2016 INTERIM REPORT

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Semiconductor Manufacturing International Corporation

Date: September 21, 2016	By:	/s/ Dr. Tzu-Yin Chiu
		Name:	Dr. Tzu-Yin Chiu
		Title:	Chief Executive Officer, Executive Director

SMIC 2016 INTERIM REPORT	67